EXHIBIT 13

SUMMARY OF SELECTED DATA

Financial Highlights

For The Year	**1999**	**1998**	**% of Change**
Total Interest Income	$ 68,878	$ 66,005	4.35%
Total Interest Expense	31,440	30,583	2.80%
Net Income	14,055	10,900	28.94%
At Year End			
Assets	$970,529	$868,743	11.72%
Deposits	764,234	685,494	11.49%
Total Net Loans	761,646	660,261	15.36%
Investment Securities	133,677	134,449	(0.57%)
Shareholders' Equity	70,674	71,702	(1.43%)
Per Common Share*			
Net Income	$ 1.30	$ 0.96	35.42%
Cash Dividends Paid	0.470	0.365	28.77%
Book Value	6.57	6.46	1.70%
Performance Ratios			
Return on Assets	1.56%	1.27%	22.83%
Total Risk-Based Capital	10.38%	11.46%	(9.42%)
Capital Leverage	7.02%	7.41%	(5.26%)
Allowance for Loan Losses/Total Loans	1.70%	1.66%	2.41%

*Per share data has been adjusted for any stock dividends and splits.

UNB Corp. Common Stock

At Year End	**1999**	**1998**	**1997**	**1996**
Market Value — Bid	$13.06	$20.00	$19.63	$15.00
Market-to-Book Premium	198.8%	309.6%	296.7%	243.3%

TABLE OF CONTENTS

PRESIDENT'S MESSAGE
TO OUR SHAREHOLDERS

[PHOTO]

ROGER L. MANN
PRESIDENT, CHIEF EXECUTIVE OFFICER,
UNB CORP.

The year 1999 was one of excellent growth and profitability for UNB Corp., but a frustrating year for financial sector stocks overall. As with other companies in the sector, our stock did not perform as well as management hoped. I am, however, confident our continuing initiatives to increase profitability and shareholder value will result in our stock being more fairly valued by the investment community.

We measure the underlying strength of our company by its return on assets and return on equity. With a 1.56 percent return on assets and a return on equity of 19.95 percent, UNB ranks very well within its peer group. In addition, we set high standards for our performance. Our goal is to achieve double-digit percentage increases in earnings per share, double-digit asset growth, and excellent asset quality.

Other indicators of UNB value to shareholders include:

- Return on equity ranks UNB near the top of its peer banks, and grew over the last three years.

- UNB's goal is to increase the non-interest income it receives by providing fee-based services, especially from the trust business and niche markets.

- Our stock is selling at a comparatively low price/earnings ratio.

- We focus on enhancing shareholder value by steadily growing earnings.

In the letter that follows, I will explain what your management is doing to transform UNB into a premier financial services company. Our plan is to increase the services we offer, broaden our distribution channels, expand the scope of our markets and grow the non-interest income segment of our business. We also intend to pursue acquisitions to broaden the portfolio of products and services we offer, expand the markets we serve, and broaden niche product and service offerings.

"WE INVEST IN TECHNOLOGY, PEOPLE, AND ACQUISITIONS WHEN THEY WILL ADD SIGNIFICANTLY TO SHAREHOLDER VALUE. YOUR CORPORATION AND ITS ASSOCIATES ARE CLIENT-DRIVEN, DEVOTED TO ADDING VALUE WITH EVERY ACTIVITY, DELIVERING SUPERIOR EXECUTION, AND OPERATING WITH INTEGRITY."

FINANCIAL PERFORMANCE IN 1999

I am quite pleased with your company's 1999 financial performance. After-tax profits increased 28.94 percent to $14.05 million, or $1.30 per share in 1999. This included a one-time gain on the sale of securities. Assets increased 11.7 percent from $868.7 million as of December 31, 1998, to $970.5 million as of December 31, 1999. We also increased our allowance for loan losses to 1.70 percent.

A YEAR OF MILESTONES

We had many accomplishments on many fronts. Our Trust Group reached $1 billion in assets under management, while our Aircraft Finance Group surpassed $100 million in assets. In addition, we continued to transform our retail branches from transaction-based branches into full-service financial planning and sales centers. We reconfigured four of our locations and began construction on two new full-service financial centers in high-growth Summit and Wayne Counties. These new financial centers should increase our share of the retail market.

During the year, we launched our brokerage group, which handles stock, bond and mutual fund transactions. Known as United Financial Advisors, this group is an ideal complement to our significant Trust and Investment Management Groups, enhancing our ability to serve all our clients' investment needs.

Trading on the Nasdaq National Market commenced in 1999. UNB shares formerly traded on the Over-the-Counter Bulletin Board. Increased credibility and visibility often accompanies trading on Nasdaq, which, in turn, should broaden our shareholder base, and provide more efficient pricing and greater liquidity for our stock.

DRIVING OUR SUCCESS

I point with pride to how we achieve our success. We invest in technology, people, and acquisitions when they will add significantly to shareholder value.

Your corporation and its associates are client-driven, devoted to adding value with every activity, delivering superior execution, and operating with integrity. Here is how we act on these principles every day:

We are client-driven.

By paying close attention to our clients' wants and needs—often doing more listening and questioning than telling—we continue to make clients our #1 priority. We want our clients to value the relationships they have with us and to interact with us in ways that best meet their needs. We want them to like doing business with UNB. As a result, we offer multiple distribution channels, including stand-alone financial centers, traditional retail outlets, telephone banking, home banking, and ATM banking. By mid-year, our Internet banking service will debut. It will integrate into our retail network and call center operation to provide seamless customer transactions across all distribution options. We will pursue other distribution channels that provide a state of the art delivery that is profitable.

Due to growth in the Internet and electronic business, we believe the appropriate and profitable deployment of advanced technology, which enables our personnel to serve clients better, will be an important part of our success in 2000 and beyond.

"WE BELIEVE WE HAVE A GOOD INVESTMENT STORY TO TELL. TO LET MORE PEOPLE IN THE INVESTMENT COMMUNITY KNOW ABOUT US, WE ARE INCREASING OUR COMMUNICATIONS AND INTERACTIONS WITH THE INVESTMENT COMMUNITY. ONCE PEOPLE HEAR OUR STORY AND SEE OUR SUCCESSES, THEY SHOULD RECOGNIZE US FOR THE SPECIAL INVESTMENT OPPORTUNITY THAT WE ARE."

Shareholders are also clients, and your interests must dictate our momentum as well. Our ultimate goal is to be a premier-performing financial services organization with increasing profitability, stock value, and shareholder satisfaction. We intend to continue to perform at a high level and to ensure that all of our constituents recognize and benefit from that high level of performance.

We add value with every activity.

As an organization, we offer a depth of knowledge and a breadth of product, service and delivery options that fit the diverse financial needs of our clients. That is why we are systematically transforming our traditional branches into full-service financial centers, capable of offering brokerage and other non-traditional banking services as well as meeting clients' needs for routine transactions. By designing our strategies around the client, we will enhance their financial well-being. We believe in building long-term mutually beneficial relationships that add value for our clients and our company. Our ability to add value to our clients, resulting in increased non-interest income, is critical as net interest margins for our industry continue to fluctuate.

To accomplish principle #2, our overall philosophy requires we operate a decentralized organization giving our associates the authority and responsibility to provide superior client service. Therefore, we must recruit decision-makers and top-notch professionals. It is our goal to hire, train and retain the best people to add value to our client base. This skilled staff will adapt to a rapidly changing marketplace and effectively improve customer satisfaction.

We deliver superior execution.

The UNB culture encourages our entire team to work for our clients' best interests and to do it right the first time, and every time. Our goal is to be as responsive and customer-friendly as possible in meeting the specific expectations of our clients so that they know they can rely on us and that we will have an opportunity to drive repeat and add-on business.

Superior execution is just as important when we are re-engineering our traditional services such as personal banking and loans on-site, as it is with new technology-driven services such as online banking. In addition, we set a very high standard for growth, profitability and shareholder value during our continuous pursuit of acquisitions of other financial services companies and niche businesses.

We operate with integrity.

Very simply, we always attempt to do business in a manner that will develop long-term relationships with our clients based on the fundamentals of reliability, privacy and stability. Growth and service delivered with integrity enhance our long-term shareholder value.

Because of our operational and financial excellence, we believe UNB is an attractive investment. That is why in 1999, the company re-purchased 323,604 shares of its common stock, bringing the total purchases to 707,988, or approximately 6.2 percent of the amount outstanding since the Board's buyback authorization in 1994. UNB Corp. has the Board's authorization to purchase up to 915,000 shares of common stock. In addition, the Corporation has repurchased another

[PHOTO]

186,093 shares to fund its employee benefit plans. Reflecting management's confidence in the long-term growth prospects for the Company, we will continue to use the re-purchase authorization as market conditions warrant.

We believe we have a good investment story to tell. To let more people in the investment community know about us, we are increasing our communications and interactions with the investment community. Once people hear our story and see our successes, they should recognize us for the special investment opportunity that we are.

Finally, I want to express my gratitude for the continued support of our shareholders, the invaluable guidance of our Directors, and the confidence of our clients. I also want to thank our associates for their unstinting efforts to make what UNB is today and will become in the future.

Respectfully,

/s/ Roger L. Mann
Roger L. Mann
President, Chief Executive Officer
UNB Corp.

[GRAPHS INSERTED HERE]

NET INCOME
millions of dollars

1995	1996	1997	1998	1999
$7.379	$8.155	$9.006	$10.900	$14.055

RETURN ON EQUITY
percent

1995	1996	1997	1998	1999
11.98%	11.89%	12.20%	14.19%	19.95%

BASIC EARNINGS PER SHARE
dollars

1995	1996	1997	1998	1999
$0.64	$0.71	$0.78	$0.96	$1.30

CHAIRMAN'S LETTER
TO OUR SHAREHOLDERS

[PHOTO]

DONALD W. SCHNEIDER
CHAIRMAN OF THE BOARD, UNB CORP.

In this my last report to you as shareholders, I am reminded of Janus, the Roman god, who was the patron of beginnings and endings. He was sometimes characterized as having two faces, one looking forward, the other back.

EXCITING FUTURE

As I look forward, I feel an excitement that almost defies description. With the repeal of the Glass-Steagall Act, the world of commerce is again open to financial institutions. The opportunities for our growth are staggering. Insurance, Brokerage Services, Investment Counseling, and the list goes on and on in areas of activity that can enhance our fee income. More and more we will have to rely on that aspect of earnings, rather than on interest income. The area of interest income is being substantially diminished by the onslaught of competitive services causing great pressure on interest as a profit center.

But think with me for a moment about a totally integrated financial center, actively participating with its clients to answer their entire business and financial needs. You have to think outside of the box for all the opportunities this will present. Our staff will be comprised of financial advisors, not lending or trust officers, but an intimate team of experts able to conduct the business of the customer as their personal courier into the money world. What an exciting concept!

Another fascinating concept is about to inundate us. Web banking. By having an outstanding interactive Website, we can level the playing field of competition. No longer is size or location a limiting factor. On the Internet, everyone is the same size, and is at the same location, it then becomes what you have to offer. Is it a provided service that is desired, at a competitive price, in the Internet environment? If it is, you will thrive. Bricks and mortar will diminish in value. Look what the ATM did to conventional banking! As our traditional population ages and the technical generation becomes the commerce users of the world, little we hold as truths today will be valid.

“THE OPPORTUNITIES FOR OUR GROWTH ARE STAGGERING, INSURANCE, BROKERAGE SERVICES, INVESTMENT COUNSELING, AND THE LIST GOES ON AND ON IN AREAS OF ACTIVITY THAT CAN ENHANCE OUR FEE INCOME.”

We are very aware of the challenges I just mentioned, and are anxious to address them.

As you are all aware, our stock went on Nasdaq in June of this year. We trade under the symbol of UNBO. As we approach a billion in assets, we felt as you know, that it was absolutely vital to validate our stock price and to expand its marketability. As you are also aware, the stock price retreated along with all the stocks of the financial community. We view this as a temporary situation, and with the outstanding earnings as demonstrated by an ROE of 19.95% and a price-to-earnings ratio of 10.0% that we posted for 1999, we think our stock price is substantially below its rightful trading range. The reality about stock price that I take great solace in is the price per share is only important if I am buying or selling. If I am an investor/shareholder, earnings per share and return on investment are my hallmarks of success. As long as we continue to deliver consistent earnings growth, the market should react favorably to our performance.

A HISTORY OF GROWTH

Now that we have glimpsed into the future, I would like to regress to the past, and as Janus, look toward the beginning of my tenure with our bank. In 1967, I was asked to be a board member of the Canton National Bank, a small, but thriving $32 million bank. John Keplinger was the Chairman, and at the first meeting called me to his side and said, “sit here, and we will teach you the banking business.” Little did I know then that it would be a 33-year lesson.

Or the discussion Jim O’Donnell and I had one evening about the possibility of starting a trust department. The bank had been named to administer a small trust, if we so elected to start a trust department, otherwise we were to cede the administration to another bank. From that modest beginning, your Trust Department has grown to become the tenth largest trust department in Ohio, with managed assets of over one billion dollars. The first trust officer is still the same trust officer, Bob Sweeney.

Mergers caused rapid growth and a name change, we could no longer use Canton National when our reach extended to Mt. Union and Beach City, so the United National name was selected. The vision of Bob Hammond was instrumental in making these mergers possible.

The move to UNB Corp.’s present headquarters was one of the more rewarding personal events of my tenure. An opportunity to be vitally involved in its planning and construction was challenging, but the result gave the bank a new status it so richly deserved. Coupled with that, were the establishment of a freestanding Operations Center, and the explosive growth of our branch banking system. From two old branches, one at Wertz/West Tuscarawas, the other was the Rotunda branch on Mahoning Road to twenty new efficient branches in existence now, with two more under construction at Green and Wooster which will open in 2000, along with three “in-store” Financial MarketPlaces in Wal•Mart stores.

But I think the most significant event has been the recruitment of the Management team of the future. This is our future, and I feel it is sound and secure.

The last event of note that I wish to discuss was the listing of our stock on Nasdaq. This move validated the price of your stock, and gives you an active market in which to trade, if you so choose. You are no longer restricted to a clandestined local market. This gives me great comfort!

Each time a Director retires, we suffer a loss of loyalty and knowledge. This is particularly true with the retirement of Jim O’Donnell, former President of the Bank, and active Director. I sincerely thank Jim for his many contributions to our Company over the years.

And so, like Janus, we have looked both forward and backwards, and I think you will agree it is an awesome story, and quite frankly, I am going to miss it. It is the best job I ever had!

Sincerely,

/s/ Donald W. Schneider
Donald W. Schneider
Chairman of the Board
UNB Corp.

FIVE YEAR SUMMARY OF SELECTED DATA
(In thousands of dollars, except per share data)

	Years ended December 31,				
	1999	1998	1997	1996	1995
Earnings:					
Net interest income	$ 37,438	$ 35,422	$ 33,040	$ 31,363	$ 27,953
Provision for possible loan losses	2,425	2,748	2,929	3,140	1,750
Income before federal income taxes	21,587	16,590	13,803	12,428	11,165
Federal income taxes	7,532	5,690	4,797	4,273	3,786
Net income	14,055	10,900	9,006	8,155	7,379
Cash dividends declared	5,093	4,151	3,762	3,400	3,016
Per share data:*					
Basic	$ 1.30	$ 0.96	$ 0.78	$ 0.71	$ 0.64
Diluted	1.28	0.94	0.77	0.69	0.63
Cash dividends	0.470	0.365	0.325	0.295	0.265
Book value per share	6.57	6.46	6.62	6.17	5.68
Average balances:					
Total assets	$900,266	$855,116	$810,999	$756,294	$644,861
Total earning assets	859,232	809,939	769,144	717,248	600,130
Total deposits	616,754	662,500	614,936	500,091	435,777
Net loans	705,042	641,050	620,489	574,495	457,485
Shareholders' equity	70,452	76,837	73,791	68,591	61,617
Financial ratios:					
Net income as a percentage of:					
Average assets	1.56%	1.27%	1.11%	1.08%	1.14%
Average shareholders' equity	19.95	14.19	12.20	11.89	11.98
Cash dividends as a percentage of net income	36.24	38.08	41.77	41.69	40.88
Average shareholders' equity as a percentage of average assets	7.83	8.99	9.10	9.07	9.56
Net loans/assets	78.48	76.00	75.13	75.22	72.51
Gross loans/deposits**	95.90	92.37	92.04	98.57	93.48
Allowance for loan losses/total loans	1.70	1.66	1.53	1.35	1.40
Net loans/equity	10.78x	9.21x	8.11x	8.54x	7.83x
Deposits/equity	10.81x	9.56x	8.49x	8.42x	8.38x
Year-end balances:					
Total assets	$970,529	$868,743	$826,313	$809,979	$699,644
Long-term debt	54,332	41,571	35,650	62,603	31,360
Total shareholders' equity	70,674	71,702	76,520	71,334	65,327

Note: This summary should be read in conjunction with the related consolidated financial statements and notes included herein.

* Per share data has been adjusted for any stock dividends and splits.

** Deposits include FHLB advances.

Form 10-K

A copy of Form 10-K, as filed with the Securities and Exchange Commission, will be furnished, free of charge, to shareholders, upon written request to the Secretary of UNB Corp., P.O. Box 24190, Canton, Ohio 44701.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Dollars in thousands, except per share data)

Introduction

The following is management's discussion and analysis of the financial condition and results of the operations of UNB Corp. (the Corporation). It is intended to explain certain financial information regarding UNB Corp. and should be read in conjunction with the Consolidated Financial Statements, related Notes, and the Five Year Summary of Selected Data included in this report.

UNB Corp. of Canton, Ohio is a locally owned and operated one-bank holding company whose principal subsidiary is the United National Bank and Trust Company (the Bank). The Bank is a full service commercial bank offering a complete range of personal, trust, and business financial products and services through its 20 branch network located in Stark, Wayne and southern Summit Counties.

Effective July 20, 1999, the State of Ohio granted a license to UNB Corp.'s affiliate United Insurance Agency, Inc. The license allows the affiliate to engage in the issuance of life, accident & health, mortgage loan, property & casualty, surety, marine insurances and variable annuities. It is not anticipated that the results of operations of this affiliate will have a material impact on the earnings of UNB Corp. in 2000.

On September 15, 1999, the Corporation's stock was listed on the Nasdaq National Market. Management felt the improved earnings performance in 1998 and 1999 made UNB Corp. compare favorably with other financial institutions listed on Nasdaq. In addition, moving to a national listing will provide greater efficiency and liquidity to the trading of the Corporation's stock with the potential to attract new investors.

Forward Looking Statements

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," "estimate" or "projected" and similar expressions as they relate to UNB Corp. or its management are intended to identify such forward looking statements. UNB Corp.'s actual results, performance or achievements may materially differ from those expressed or implied in the forward looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Results of Operations

UNB Corp.'s consolidated net income for 1999 was $14,055, which represents a 28.9% increase over 1998 net income of $10,900, which in turn represented a 21.0% increase over 1997 net income of $9,006. Return on average assets has shown a steady progress to 1.56% in 1999 from 1.27% and 1.11% for 1998 and 1997, respectively. The Corporation's return on average equity, improved to 19.95% in 1999 from 14.19% in 1998 and 12.20% in 1997, brought on by the exceptional growth in net earnings as well as continued reduction in shareholder's equity through the purchase of treasury stock.

Basic earnings per share for 1999 were $1.30, an increase of 35.4%, or $0.34 per share, from 1998, whereas 1998 basic earnings per share of $0.96 represented a 23.1%, or $.18 per share, increase from 1997. On a diluted basis, earnings per share for 1999 were $1.28, compared to $0.94 for 1998 and $0.76 for 1997, respectively. The Corporation's stock experienced a decline in market value, similar to many of the regional and money center bank stocks, declining from $20.00 at year end 1998 to $13.06 per share at December 31, 1999, a reduction of 34.7%. Reduced market price caused market-to-book premiums to decline from 309.6% at December 31, 1998 to 198.8% at December 31, 1999, a reduction of 35.8% since year end 1998. All per share information has been adjusted for the October 15, 1998, 100% stock split in the form of a dividend.

Net Interest Income

Net interest income, the primary source of earnings for the Corporation, is the difference between interest and loan fee income generated on earning assets and the interest expense paid on deposits and borrowed funds (Table 1). For this discussion, net interest income is presented on a fully tax equivalent (FTE) basis which restates interest on tax-exempt securities and loans

[GRAPHS INSERTED HERE]

NET INCOME

millions of dollars

1995	1996	1997	1998	1999
$7.379	$8.155	$9.006	$10.900	$14.055

RETURN ON EQUITY
percent

1995	1996	1997	1998	1999
11.98%	11.89%	12.20%	14.19%	19.95%

BASIC EARNINGS PER SHARE
dollars

1995	1996	1997	1998	1999
$0.64	$0.71	$0.78	$0.96	$1.30

TABLE 1
NET INTEREST INCOME

(In thousands of dollars)	Years ended December 31, 1999	1998	1997
Interest income	$68,878	$66,005	$63,362
Interest expense	31,440	30,583	30,322
Net interest income	37,438	35,422	33,040
Tax equivalent adjustments*	46	50	69
Net interest income (fully taxable equivalent basis)	$37,484	$35,472	$33,109
Net interest income (FTE) as percent of average earning assets	4.36%	4.38%	4.30%

* The tax equivalent adjustment is computed by stating non-taxable income on a tax equivalent basis using the statutory tax rate of 35% and adjusted for non-deductible interest expense for 1999, 1998 and 1997.

as if such interest was subject to federal income tax at the statutory rate. For 1999, net interest income (FTE) increased to $37,484 from $35,472 in 1998, an increase of 5.7%. For 1998, net interest income (FTE) increased by $2,363 from $33,109 in 1997, an increase of 7.1%. These annual increases are primarily attributable to the growth in average earning assets of 6.1% and 5.3% for 1999 and 1998, respectively. See Table 2 for a summary of the impact on net interest income (FTE) due to changes in the levels of interest earning assets and interest bearing liabilities and interest rates.

Net interest margin is the measure of the net yield on average earning assets on a fully taxable basis and is calculated by dividing net interest income, on a fully taxable basis, by average earning assets. The net interest margin is affected by the level and mix of earning assets and supporting deposits and borrowings and the interest rate spread between them. The Corporation's net interest margin decreased by two basis points to 4.36% in 1999 from 4.38% in 1998 while remaining six basis points above the net interest margin level in 1997 of 4.30% (Tables 1 and 4).

In 1999, the yield on interest earning assets declined by 14 basis points from 1998 levels. In the investment portfolio, yields on taxable securities declined from 1998 due to the preference for shorter-term, lower yielding maturities in anticipation of year end Y2K liquidity needs. Yields on mortgage-backed securities declined by 25 basis points due to significant cash flows from prepayments and paydowns early in 1999 rolling off the balance sheet at higher rates than the funds could be reinvested. Decreases in yield in these categories were partially offset by an increase in yield on other securities, predominantly equity securities, and yields on tax-exempt securities.

In 1999, yields on the loan portfolio declined 22 basis points from 1998 levels. Several reasons for the decrease included declining market rates through the first half of the year and their effect on new volume rates, temporary teaser rates offered on home equity and aircraft loans to increase new loan volumes and increased competitive pressure in the Bank's market on rates for new commercial and commercial real estate loans, including an increasing number of loans tied to LIBOR pricing. While the rate environment in the first half of 1999 encouraged the sale of mortgage loan originations, rising market rates in the second half of 1999 made new mortgage volumes an attractive addition to the loan portfolio. Mortgage yields, however, were still below the average yield of the loan portfolio, thus creating downward pressure on overall loan yields.

The Corporation's cost of funds during 1999 declined 18 basis points from 1998 levels. The cost of all categories of interest bearing liabilities decreased with the exception of savings deposits. With the decline of market rates, the discretionary rates paid on interest bearing demand deposits, passbook and statement savings and certificate of deposit balances were reduced several times in late 1998 and again in early 1999. Within the savings deposit category, the reductions in rates applied to passbook and statement savings were more than offset by the increase in the cost of and the transfer of balances to the Money Market Access product, the tiered savings product tied to the 13-week Treasury Bill. The Treasury rate began a steady rise in the second quarter of 1999 causing an increase in the cost of savings deposits of 11 basis points from 1998. The cost of time deposits declined by 33 basis points, impacted by the reductions in all certificate of deposit rates in the last quarter of 1998. Throughout 1999, management has raised the rates paid on selected certificate maturities to raise funds for loan growth and liquidity for Year 2000 contingencies, however, increases did not have significant impact on year-to-date cost of funds.

The costs of short- and long-term debt declined by 32 and 51 basis points, respectively, from 1998 to 1999. The reduction in the cost of short-term debt was the result of reductions in the market rates to which they are tied. The cost of long-term debt declined from the prior year due to the early payoff of $11,500 in a higher cost FHLB advance in December of 1998, as well as the use of lower cost advances with one and two week maturities early in the fourth quarter of 1999 to temporarily fund loan growth until more permanent financing was arranged. These

short-term advances were at rates which were relatively lower than those of the overall advance portfolio.

The increase in net interest margin between 1998 and 1997 from 4.30% to 4.38% was the result of changes in loan portfolio mix to mitigate the impact of declining interest rates on loan yields and the reduction in the Corporation's cost of funds. Despite the impact of falling treasury rates throughout 1998 and two prime rate reductions totalling 50 basis points in the fourth quarter of the year, the yield on loans declined by only two basis points. This was the result of management's decision to shift the focus of growth from consumer indirect installment and mortgage loans to relatively higher yielding aircraft, commercial real estate and variable rate home equity loans. Also impacting net interest margin between the two years was a 15 basis point reduction in the cost of interest bearing liabilities from 4.64% in 1997 to 4.49% in 1998. This was also the result of declining market rates, as

the cost of each category of interest bearing liability declined, with the exception of savings deposits. Savings deposits were affected by a change in the balance mix from lower cost passbook, statement and money market savings products to the Money Market Access product. In addition to declining market rates, the cost of long term debt declined from 1997 to 1998 due to the early payoff of several higher cost FHLB advance borrowings in late 1997 and early 1998. See Table 4 for a more detailed analysis on net interest margin including average balances and associated yields.

Other Income

Other income for 1999 totaled $14,061, an increase of $3,127 or 28.6%, from 1998. This compares to an increase of $3,737, or 51.9%, from 1997 to 1998 (Table 3). In 1999, the Corporation experienced mixed results in its various other income categories. Service charges on deposits decreased $92, or 3.2%, from 1998. Management's pricing strategy on the Bank's deposit products which were redesigned in 1998 has led to the elimination of many lower balance, higher service charge deposit accounts, while accounts retained have higher minimum balances and multiple account relationships which qualify them for waived service charges, thus leading to fewer, more profitable deposit relationships. The features of deposit products have afforded customers greater value and customer service over the no-frills free checking accounts of other institutions. From 1997 to 1998, service charges increased $376, or 15.1%, brought on by redesign and repricing of deposit products, the impact of which had not yet brought about the reduction in lower balance, fee generating accounts experienced in 1999.

During 1999, the Trust Department achieved a significant milestone, growing its assets under management to in excess of $1 billion. This achievement helped it to generate $4,887 in fee income, an increase of $571, or 13.2% from 1998. At year end 1999, managed assets reached $1,064,518, an increase of 14.9% from year end 1998 levels. In 1998, the Trust Department generated fee income of $4,316, an increase of $1,009, or 30.5%, from 1997. Growth in managed assets was a result of new customer relationships and record stock market levels.

Other operating income for 1999 was $1,764, a reduction of $136, or 7.2%, from 1998. These were the results of mixed successes as well as the impact of a one time transaction in 1998. The majority of the reduction in other operating income for the year was due to the one time gain on the sale of the MasterCard portfolio of $271 included in 1998 income. A reduction from 1998 fee income of $37 from sales of financial products and planning services prompted management to develop United Financial Advisors, an in-house operation offering a full range of financial products including fee based financial planning, mutual funds, stocks, bonds and insurance products. The discontinued operation of the Bank's subprime/non-prime loan referral program led to a $56 reduction in other income. These were partially offset by the increase of $437 over 1998 in fees received from the loan brokerage activities of the mortgage lending division of United Banc Financial Services, Inc. In 1998, operating income increased by $786, or 70.6%, from 1997 for the one time gain from the previously mentioned sale of the MasterCard portfolio, an increase of loan brokerage fees of $336 and $220 from the initiation of interchange fee income from the Bank's MasterMoney debit card program.

TABLE 2
CHANGES IN NET INTEREST DIFFERENTIAL — RATE/VOLUME ANALYSIS

December 31, 1999, 1998 and 1997

(In thousands of dollars)	1999 vs. 1998 Increase (Decrease) Due To Change In			1998 vs. 1997 Increase (Decrease) Due To Change In		
	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Interest bearing deposits with other banks	$ 22	$ 5	$ 27	$ (11)	—	$ (11)
Federal funds sold	(301)	(65)	(366)	69	$ (18)	51
Investment securities:						
Taxable	(553)	(145)	(698)	(554)	115	(439)
Tax exempt	(21)	2	(19)	(26)	(3)	(29)
Other investments	(72)	44	(28)	223	(91)	132
Mortgage-backed securities	6	(193)	(187)	1,483	(314)	1,169
Loans	5,612	(1,472)	4,140	1,893	(142)	1,751
Total interest income	4,693	(1,824)	2,869	3,077	(453)	2,624
Interest expense:						
Interest bearing demand deposits	(19)	(256)	(275)	112	(81)	31
Savings	618	228	846	767	499	1,266
Certificates and other time deposits	1,483	(1,011)	472	269	(245)	24
Short-term borrowings	170	(212)	(42)	256	(69)	187
Long-term borrowings	85	(229)	(144)	(852)	(395)	(1,247)

Total interest expense	2,337	(1,480)	857	552	(291)	261
Net interest income	$2,356	$ (344)	$2,012	$2,525	$(162)	$ 2,363

TABLE 3
OTHER INCOME AND OTHER EXPENSE

(In thousands of dollars)	Years ended December 31,		
	1999	**1998**	**1997**
Other Income:			
Service charges on deposits	$ 2,777	$ 2,869	$ 2,493
Trust department income	4,887	4,316	3,307
Other operating income	1,764	1,900	1,114
Gains on loans originated for resale	496	1,056	261
Investment securities gains, net	4,137	793	22
Total other income	$14,061	$10,934	$ 7,197
Other Expense:			
Salaries, wages and benefits	$13,389	$13,205	$11,361
Occupancy expense	1,691	1,525	1,322
Equipment expense	3,837	3,746	3,145
Other operating expenses	8,570	8,542	7,677
Total other expenses	$27,487	$27,018	$23,505

The results from sales of loans originated for resale were lower in 1999 than 1998 due to the impact of rising mortgage rates during the year. Gains declined from 1998 levels by $560, or 53.0%. Rising mortgage rates caused loan volumes available for sale to decline significantly, especially during the third and fourth quarters of 1999. Gains on loan sales in 1998 increased by $795 from 1997 levels due to a favorable market rate environment and management's aversion to holding fixed rate mortgages at their then-current yields.

Investment security gains recognized in 1999 had a significant impact on other income, with $4,137 recognized on the sale of debt and equity securities available for sale, an increase of $3,344, or 421.7% from 1998. A significant portion of the gain came from the sale of equity securities, the proceeds from which were used to fund additional purchases of treasury stock. During 1998, gains on sale of available for sale equity securities also accounted for the majority of the increase of $771 over 1997 gains recognized.

Other Expense

Total other expense of $27,487 in 1999 was an increase over 1998 of $469, or 1.7%. From 1997 to 1998, other expenses increased by $3,513, or 14.9% (Table 3).

Total employee compensation, including salaries, wages and benefits, grew $184, or 1.4%, from 1998. From 1997 to 1998, the increase was 16.2%. The major reasons for the increase in 1999 were increased salary expense, related payroll taxes and group insurance primarily due to annual merit increases and a full year's impact of personnel costs for the 1998 additions to staff in Trust and the Aircraft Finance Group of the Bank and in the loan brokerage operation of United Banc Financial Services, Inc. During 1999, staff additions to the Bank were made in the Trust Department and in a newly opened loan production office in Wooster. During 1999, the expense related to the payout on the Corporation's ROE incentive model and associated payroll taxes decreased by $1,112, or 67.8% from 1998. The pay-out is based on improvement in operating profitability over the prior year. Since 1998's operating results were exceptional, the improvements achieved in 1999 over the 1998 base year warranted a significantly smaller payout. In addition to salary related increases, pension, health care and post-retirement benefit expenses increased by a combined 34.4% for 1999.

Occupancy expenses increased by $166, or 10.9%, from 1998 to 1999. From 1997 to 1998, they increased by $203, or 15.4%. The increase in 1999 was primarily due to a full year's impact of new facilities added in 1998 which include an in-store branch in the Wooster Wal*Mart, a brokerage office for United Banc Financial Services, Inc. and four regional facilities for the United Bank Aircraft Finance Group. In addition, occupancy increases were incurred for the new loan production office in Wooster and for lost rental income from the movement of administrative offices from Massillon into previously occupied tenant space at the United Bank Center. This move coincided with the 1998 donation of the Massillon facilities to the City of Massillon.

Equipment expense increased $91, or 2.4%, for 1999 compared to 1998, the result of increased depreciation on furniture, fixtures and equipment for the new facilities occupied in 1999 and increases in equipment maintenance contracts. Equipment expenses in 1998 increased by $601, or 19.1%, from 1997, the result of increases in furniture, fixture and equipment depreciation on new facilities, outside technical and software support and expenses related to Year 2000 remediation efforts.

Other operating expense increased $28 from 1998 to 1999, an increase of less than 1.0%. The categories comprising other operating expense are found in Note 11. During 1999, increases in operating expenses were recorded in FDIC insurance for a temporary increases in risk premiums; marketing expenses for customer awareness campaigns related to Year 2000 compliance issues and a full year of national advertising for the Aircraft Finance Group; consulting expenses for a corporate technology assessment and plan, investor relations related to the Corporation's stock listing on Nasdaq and for an asset liability study conducted on non-maturity deposits. Increases in these categories were offset by expense reductions in stationery and supplies, contributions and other expenses. The decline in contributions was due to more contributions being made directly from the Bank's charitable trust as well as the impact of the 1998 contribution of $245 for

two office facilities donated to the respective municipalities in which they were located. From 1997 to 1998, other operating expenses increased by $865, or 11.3%. These increases were primarily the result of increased marketing expense related to the roll out of new deposit and home equity products and the promotion of the newly acquired Aircraft Finance Group; increased donations for the previously mentioned building donations; increases in loan related expenses; and expenses related to the shareholder vote to approve a change in the articles of incorporation increasing the number of authorized shares of the Corporation.

Provision and Allowance for Loan Losses

The allowance for loan losses is maintained by management at a level considered adequate to cover possible future losses. The amount of the provision for loan losses charged to operating expense is the amount necessary, in the opinion of management, to maintain the balance in the allowance for loan losses at an adequate level. Adequacy of the allowance is assessed based on historical experience, changes in portfolio size and mix, the relative quality of the loan portfolio and current and expected rates of loan growth. Information about specific borrower situations, including their financial position and collateral values, are also important as well as assessments of current and future

TABLE 4
AVERAGE BALANCE SHEET AND RELATED YIELDS

Years ended December 31, 1999, 1998 and 1997

(In thousands of dollars)	1999			1998			1997		
	Average Balance	**Interest**	***Rate***	**Average Balance**	**Interest**	***Rate***	**Average Balance**	**Interest**	***Rate***
Interest earning assets:									
Interest bearing deposits	$ 936	$ 50	5.34%	$ 507	$ 23	4.54%	$ 755	$ 34	4.50%
Federal funds sold	9,802	481	4.91%	15,832	847	5.35%	14,550	796	5.47%
Investment securities:									
Taxable	35,402	2,053	5.80%	44,828	2,751	6.14%	53,909	3,190	5.92%
Tax-exempt	336	19	5.65%	708	38	5.37%	1,186	67	5.65%
Other securities	17,526	906	5.17%	18,936	934	4.93%	14,554	802	5.51%
Mortgage-backed securities	77,910	4,736	6.08%	77,808	4,923	6.33%	54,676	3,754	6.87%
Loans (net of unearned interest)	717,320	60,679	8.46%	651,320	56,539	8.68%	629,514	54,788	8.70%
Total interest earning assets	859,232	68,924	8.02%	809,939	66,055	8.16%	769,144	63,431	8.25%
Nonearning assets:									
Cash and due from banks	29,646			30,745			25,668		
Other nonearning assets	23,666			24,702			25,212		
Allowance for loan losses	(12,278)			(10,270)			(9,025)		
Total assets	$900,266			$855,116			$810,999		
Interest bearing liabilities:									
Demand deposits	$ 78,465	$ 982	1.25%	$ 79,669	$ 1,257	1.58%	$ 72,770	$ 1,226	1.68%
Savings deposits	215,642	7,608	3.53%	197,971	6,762	3.42%	174,789	5,496	3.14%
Time deposits	322,647	17,244	5.34%	295,555	16,772	5.67%	290,854	16,748	5.76%
Short-term debt	68,105	2,912	4.28%	64,281	2,954	4.60%	58,731	2,767	4.71%
Long-term debt	45,008	2,694	5.99%	43,676	2,838	6.50%	56,317	4,085	7.25%
Total interest bearing liabilities	729,867	31,440	4.31%	681,152	30,583	4.49%	653,461	30,322	4.64%
Noninterest bearing liabilities:									
Demand deposits	92,336			89,305			76,523		
Other liabilities	7,611			7,822			7,224		
Shareholders' equity	70,452			76,837			73,791		
Total liabilities and equity	$900,266			$855,116			$810,999		
Net interest income		$37,484			$35,472			$33,109	
Net yield on earning assets			4.36%			4.38%			4.30%

* Average rates of all categories including tax-free income are stated on a fully taxable equivalent basis.

economic conditions, and other factors and estimates, which are subject to change over time. While management's periodic analysis of the allowance for loan losses may dictate portions of the allowance be allocated to specific problem loans, the entire amount is available for any loan charge-offs that may occur.

The allowance for loan losses on December 31, 1999, was $13,174 or 1.70%, of outstanding loans, compared to $11,172, or 1.66%, at year end 1998. The provision for loan losses charged to operating expense was $2,425 in 1999 compared to $2,748 in 1998 and $2,929 in 1997. The reduction in expense for 1999 was a result of significantly lower net charge-offs and loan growth in selected loan categories in which historical credit quality has been high, specifically commercial, commercial real estate and the home equity segment of the consumer loan portfolio. Net charge-offs for 1999 were $423, a decrease of $803, or 65.5%, from 1998 levels of $1,226. Net charge-offs for 1998 decreased $388, or 24.0%, from 1997. The ratio of net charge-offs as a percentage of average loans outstanding has displayed an exceptional positive trend over the past three years at 0.06%, 0.19% and 0.26% for 1999, 1998 and 1997, respectively. The consumer loan portfolio experienced the greatest reduction in net charge-offs with a decrease of $718, or 62.6%, from 1998. The segment of this portfolio with the greatest decline was indirect consumer loans. The consumer portfolio also experienced a significant reduction in net charge-offs in 1998 of $476, or 29.3%, from 1997. These reductions in losses are the result of adherance to strict underwriting guidelines, better trend analyses resulting in earlier detection of delinquent accounts and more proactive collection efforts on potential problem credits and more selective loan growth in the consumer installment portfolio. Although net charge-offs have improved significantly, management remains cautious in its expectations for consumer net charge-offs due to the industry trends in consumer loan delinquencies and losses and continued record levels of consumer debt and bankruptcy filings. In addition, national trends indicate increased delinquencies in home equity products, whose popularity and features have made them alternate sources of financing of consumer purchases. Management also remains cautious due to a lack of history on the credit performance of the aircraft loan portfolio which contains a significant portion of relatively newer loans.

Impaired loans totaled $951 at December 31, 1999 compared to $660 at year end 1998, an increase of $291. Impaired loans of $669 required an allocation of $665 of the allowance for loan losses at December 31, 1999. There were no allowances for loan losses allocated to impaired loans at year end 1998 or 1997 as all had sufficient collateral to cover their impaired balances. Non-performing loans consist of loans past due 90 days or more and loans which have been placed on nonaccrual status. Non-performing loans at year end 1999 were $1,989 compared to $1,487 at year end 1998 and $945 at year end 1997. The increase in non-performing loans between year end 1999 and 1998 was 33.7%, with the most significant category of non-performing loans being mortgage loans at 37.7% of total non-performing loans. The ratio of non-performing loans to total loans was 0.26% for 1999 versus 0.22% for 1998 and 0.15% for 1997. This ratio, while increased by 15.4% from 1998 year end, still compares very favorably to that of the Corporation's peer group at 0.74%.

The 2000 Profit Plan assumes the majority of loan growth in the home equity, consumer installment and aircraft loan portfolios. Based on that loan growth and anticipated net charge-offs for 2000, the loan loss provision for 2000 is expected to be less than the amount recorded in 1999.

Income Taxes

The provision for income taxes for 1999 was $7,532, compared to $5,690 and $4,797 in 1998 and 1997, respectively. The Corporation's effective tax rates were 34.9%, 34.3% and 34.8% for the years of 1999, 1998 and 1997, respectively. The increase in effective tax rate between 1999 and 1998 is mainly the result of the tax effect of the donations of two Bank buildings made in 1998. In addition, in 1999 a greater percentage of earnings were taxed at the marginal tax rate of 35%, as well as lower tax-exempt income generated in 1999 from the loan and investments portfolios than in 1998 or 1997.

Year 2000 Compliance

Because of its importance and significant time constraints, the Year 2000 Program took significant management time and attention during 1999. The Board of Directors and senior management dedicated the necessary time, employees and resources to the task of ensuring Corporate Y2K compliance and readiness prior to the end of the year. Over 300 employees worked long, diligent hours to test the Corporation's systems, develop contingency plans, and communicate with the Corporation's customers and service providers. Management was extremely pleased to inform the Corporation's customers and shareholders that all systems operated accurately over the New Year's holiday. These same systems have continued to operate with accuracy and correct recognition of the new four digit year information. At the present time, management does not anticipate any negative effects to UNB Corp. from "Year 2000" issues.

Financial Condition

Total assets were $970,529 at December 31, 1999 compared to $868,743 at December 31, 1998, an increase of $101,786, or 11.7%, over 1998. At December 31, 1999, earning assets were $909,736, an increase of $84,228, or 10.2%, over 1998 year end. Earning assets as a percentage of total assets were 93.7% at year end 1999 compared to 95.0% at year end 1998 with the reduction mainly the result of increased cash balances at December 31, 1999 held for Year 2000 liquidity. The composition of earning assets changed slightly from 1998 to 1999, with securities and loans comprising 14.7% and 85.2 % of earning assets, respectively, in 1999 compared to 16.3% and 82.2%, respectively, at year end 1998.

At December 31, 1999, the Corporation was in a federal funds purchased position of $8,820 versus a federal funds sold position of $12,300 at December 31, 1998, a net change of $21,120. This swing in liquidity position is the result of $48,354 in cash and cash equivalent balances held at year end 1999 as a contingency for Year 2000 liquidity needs which did not materialize. Total securities decreased

[GRAPHS INSERTED HERE]

TOTAL ASSETS
millions of dollars

1995	1996	1997	1998	1999
$699.6	$810.0	$826.3	$868.7	$970.5

by $772, or less than 1.0%, from 1998. Total loans, including loans held for sale, increased $97,286, or 14.3%, over 1998 with growth concentrated in aviation, commercial and commercial real estate and the home equity segment of consumer loans.

Earning asset growth was funded mainly through growth in deposits of $78,740, or 11.5%, from year end 1998. Short-term borrowings, including federal funds purchased and securities sold under agreement to repurchase, increased $12,796, or 20.9%, from year end 1998 specifically for the previously mentioned Year 2000 liquidity contingency. Long-term borrowings, including FHLB advances and bank borrowings, increased by $12,761 or 30.7% from 1998 year end. FHLB advances were used throughout the year to fund loan growth. Bank borrowings of $8,500 were used by the Parent Company to infuse capital into the Bank and by United Banc Financial Services, Inc.

Loans

At December 31, 1999, total loans outstanding were $774,820, an increase of $103,387, or 15.4%, over year end 1998. This compares with a growth in total loans of $41,015, or 6.5%, in 1998 over 1997. The product mix in the loan portfolio shows consumer loans, mortgage loans, commercial loans, aircraft loans and commercial real estate loans comprising, 29.2%, 30.4%, 12.6%, 14.9% and 12.9%, respectively, at December 31, 1999, compared with 30.9%, 34.9%, 12.0%, 9.8% and 12.4%, respectively, at December 31, 1998. Detailed information on the loan portfolio can be found in Table 5.

Management's efforts to grow selected segments of the loan portfolio were successful in 1999. Its strategy was to take advantage of the Bank's lending resources and expertise, while reducing the effects of interest rate risk found in longer term fixed rate loans. Other considerations in the size and composition of the loan portfolio included maintaining the residential and installment portfolios at adequate levels to pledge as collateral against borrowing facilities at the Federal Reserve Bank and Federal Home Loan Bank, if needed, as part of Year 2000 liquidity contingency plans.

The segment with the most significant growth in 1999 was the aircraft loan portfolio, with an increase in outstandings of $49,771, or 76.0% from year end 1998. This segment of the Bank has been able to use an exceptional level of personal service and relationships with current aviation customers to promote repeat business in an industry with high growth potential due to growth in fleet size and corporate flight departments. Corporate aircraft promotes employee efficiency through flexibility in scheduling, greater airport accessibility and the ability to expand business markets both regionally and nationally. Through the use of Internet web access, national 1-800 numbers, advertising, relationships with dealers and brokers, direct mail and trade shows, this group plans for continued growth in balances while maintaining high credit quality.

The commercial and commercial real estate portfolios also experienced significant growth of 21.3% and 20.7%, respectively, in 1999. This growth has been attained while maintaining high credit quality reflected through low delinquencies and charge-offs. The growth was achieved through the expansion of its product line which includes Business Manager, an accounts receivable management product, Private Banking services, equipment leasing and bond financing which serve unique needs of the business community.

For 1999, consumer loan balances increased by $18,629, or 9.0% from year end 1998. Within the consumer loan portfolio, management continued to stress growth in the direct installment and home equity products. In addition, the emphasis in indirect lending shifted out of boat and recreational vehicles to autos, specifically high-end used autos, with shorter average maturities to improve interest rate risk. Through the efforts of a dedicated sales staff and teaser rates offered on the home equity product, Equity100, outstandings grew by $24,611, or 62.9%, from 1998. Included in the consumer loan portfolio are $5,645 in loans outstanding, net of unearned income, for United Banc Financial Services, Inc., an increase of $2,318 over year end 1998. These loans include consumer loans, retail contracts, and home equity and personal home owner loans secured by real estate.

The mortgage loan segment of the loan portfolio was significantly affected by the movement in market rates in 1999. Early in 1999, the majority of loan volume was sold in the secondary market to reduce interest rate risk found in long-term, relatively lower rate, fixed-rate mortgages. However, as rates increased throughout the year, the volume of new loans and refinancings slowed dramatically. Management felt that yields on fixed-rate 30 year mortgages of over 8% were attractive enough to hold in portfolio. In addition, placing loans in portfolio in the latter part of the year enhanced its effectiveness for use as collateral on borrowing facilities at the Federal Home Loan Bank as part of the Year 2000 liquidity contingency plan. Mortgage balances grew by $649, or less than 1.0% from year end 1998. In addition to the mortgage products offered in the Bank, the Mortgage Lending Division of United Banc Financial Services, Inc. offers alternative mortgage financing for borrowers with special needs which do not meet the requirements of the conforming secondary market. Beginning in 2000, these products will include FHA mortgage loans. These loans are being sold to specialized investors, thus allowing the Corporation to provide

mortgage products to a new customer base without adding additional credit risk. Brokerage fees of $738 were generated in 1999 from these activities, an increase of 119% from 1998.

TABLE 5
TOTAL LOANS

	Years ended December 31,		Increase or (Decrease)	
(In thousands of dollars)	**1999**	**1998**	**Dollars**	**Percentage**
Commercial	$ 97,787	$ 80,618	$ 17,169	21.3%
Commercial Real Estate	100,205	83,036	17,169	20.7%
Aircraft	115,301	65,530	49,771	76.0%
Real Estate	235,345	234,696	649	0.3%
Consumer	226,182	207,553	18,629	9.0%
Total loans and leases	$774,820	$671,433	$103,387	15.4%

For 2000, management has set goals stressing continued loan growth in the aircraft and consumer loan products, specifically direct consumer and home equity products. In all segments of the portfolio, growth with high credit quality and acceptable yields will be stressed, while limiting exposure to interest rate risk.

Securities

The investment portfolio serves a primary role in the overall context of balance sheet management by the Corporation. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment and other on- and off-balance sheet positions. The portfolio's scheduled maturities and the expected cash flows from mortgage-backed securities represent a significant source of liquidity for the Corporation.

The Corporation's investment portfolios consist primarily of U.S. Treasury and Agency Securities, various types of mortgage-backed securities and collaterized mortgage obligations, common stocks and short-term money market instruments. At December 31, 1999, the Corporation's investment portfolio was $133,677 versus $134,449 at December 31, 1998, a less than 1.0% decrease. As anticipated, securities purchases in the Bank's portfolio during the year were generally shorter term instruments with current cash flows or stable market values to provide liquidity if needed during the fourth quarter and into the first quarter of 2000.

The Bank purchases securities which are eligible to be pledged against the deposited funds of public entities and for use as collateral for repurchase agreements. At year end 1999 there were $119,800 of securities pledged for these purposes compared to $102,800 at year end 1998.

In the first quarter, the Corporation realized a gain of $10 on the sale of $2,000 in securities held in the Bank's portfolio. The securities held maturity dates in late December and early January, and were sold to minimize the potential impact of Year 2000 problems such as market volatility or payment delays. Given the turbulence in the equity markets over the previous several quarters, management also felt it was prudent to liquidate $2,166 of equity securities held by the Parent Company that had experienced significant market appreciation, realizing a net gain of $4,127.

In 2000, the Bank anticipates increased purchases of state and political subdivision securities to provide a tax benefit for the Corporation and to begin extending the duration of the portfolio from its current level of less than two years. Any funds available from the Parent Company portfolio will be used for other purposes since recent changes in state tax laws reduce the overall benefit to the Corporation of investment income earned in this company.

At year end 1999, the adjustment to shareholders' equity for the net unrealized gain on the portfolio was $961 compared to a net unrealized gain of $2,284 at year end 1998.

Deposits

In 1999, deposits continued to be the Corporation's primary source of funding for its growth in earning assets. Through the unique features of the Bank's deposit products and the emphasis on customer service, management has worked to differentiate them from those of the competition. At December 31, 1999, total deposits were $764,234, an increase of $78,740, or 11.5% from year end 1998.

Noninterest bearing checking account balances decreased to $90,790 at December 31, 1999, a reduction of 11.1% from year end 1998. Interest bearing checking accounts decreased by

[GRAPHS INSERTED HERE]

NET LOANS
millions of dollars

1995	1996	1997	1998	1999
$511.5	$609.3	$620.8	$660.3	$761.6

TOTAL DEPOSITS
millions of dollars

1995	1996	1997	1998	1999
$547.2	$600.7	$649.5	$685.5	$764.2

TABLE 6
SECURITIES

(In thousands of dollars)	Years ended December 31, 1999	1998	Increase or (Decrease) Dollars	Percentage
U.S. Treasury	$ 3,995	$ 9,103	$(5,108)	(56.1%)
U.S. Government agencies and corporations	29,444	25,206	4,238	16.8%
Mortgage-backed securities	81,842	81,504	338	0.4%
Obligations of state and political subdivisions	1,908	—	1,908	100.0%
Corporate bonds and other securities	16,488	18,636	(2,148)	(11.5%)
Total securities	$133,677	$134,449	$ (772)	(0.6%)

$7,573, or 8.9%, from year end 1998. Both categories of deposits did not experience the normal seasonal increases at year end, with the possibility of depositors' concerns about Year 2000 compliance issues being the reason. Although year end balances were reduced from prior year levels, average balances for the year exceeded those of 1998.

Savings balances which include passbook, statement, money market savings and Money Market Access accounts grew by $8,328, or 4.0%, from year end 1998. Balances in Money Market Access, the variable rate account with tiered balances tied to the 13-week Treasury Bill rate, grew by $30,482, or 31.2%, for the year. This growth was partially offset by a decline in passbooks, statement savings accounts and money market accounts of $22,154, or 19.9%, from year end 1998. Certificates of deposit increased in 1999 by $89,296, or 30.9%, over year-end 1998. During the year, the Bank increased rates paid on various certificate maturity ranges to raise additional funding for asset growth as well as in anticipation of Year 2000 liquidity concerns. The growth in certificates was also influenced by a net increase in brokered certificates of $29,859. New certificates were issued with a maturity range of six months to four years allowing the Bank to raise significant funding quickly, at minimal cost while extending maturities beyond those acceptable to local retail customers.

As always, core deposit growth remains a primary objective of the Bank's deposit strategy. Ongoing changes and technological innovations in the Bank's retail delivery systems and network are directed toward improving the availability and convenience of the deposit products and services offered, leading to deposit growth. Branch transformations, consolidations, downsizing and renovations were completed in 1999 to accomodate a more customer-friendly sales and service environment, while improving efficiency and cost effectiveness. Ground was broken for two new financial centers in the cities of Green and Wooster to be opened in the Spring of 2000, while the volume of calls for new and existing loans and deposits handled by the Telephone Banking Center has grown, necessitating expansion of its facilities and hours of operation. During 1999, the ability to accept on-line Internet applications for loans and deposits was implemented. In addition to the resources spent on facilities and technology, extensive time and resources have been spent in an ongoing training process to improve the sales and service skills of all retail personnel to enable them to recognize and meet the current and future financial needs of their clients.

The level and direction of interest rates, as well as the ability to meet competitive pressures from the local market competition and national non-bank financial institutions offering alternative forms of investments, will play a key role in the level of growth and deposit mix changes in 2000.

Capital Resources

Total shareholders' equity was $70,674 at December 31, 1999 compared to $71,702 at December 31, 1998, a reduction of $1,028, or 1.4%. This decrease was primarily the result of net treasury stock purchases of $8,667. Other reductions to shareholders' equity were from dividends paid to shareholders of $5,093 and reductions in unrealized gains, net of deferred tax, on available for sale securities from year end 1998 to year end 1999 of $1,323. These reductions were partially offset by net income for the period of $14,055. The book value per share of stock was $6.57 at year end 1999 compared to $6.46 at year end 1998, an increase of 1.7%.

In 1999, the Corporation continued its stock repurchase program initiated in 1997. The Board of Directors' current repurchase authorization is for up to 8% of the shares outstanding at August 11, 1994, or 914,915 shares. The Board continues to believe that the stock is an excellent investment opportunity and acknowledges the impact of the 1999 buy back activity on the year's return on equity and earnings per share results. The Board has also authorized up to $5 million in treasury stock to be held temporarily for use in funding various plans of the Corporation which require the issuance of its stock. These internal benefit plans of the Corporation include the Employee Stock Purchase Plan, the 401-K Plan, and the Stock Option Plans of 1987 and 1997.

Cash dividends paid to shareholders during 1999 totaled $5,093 or $0.47 per share. This compared to $4,151, or $0.365 per share, for 1998. The 1999 dividends per share represent an increase of 28.8% over 1998. Dividends paid in 1999 represented a payout ratio of 36.2% of net income compared to 38.1% in 1998. Both ratios are within the guidelines established by UNB Corp.'s Board of Directors for a dividend payout ratio of 30% to 40% of net income. In 1998, in addition to cash dividends paid, the Board of Directors approved a 100% stock split in the form of a dividend to shareholders which was paid on October 15, 1998 to shareholders of record on October 1, 1998. The Board felt a split was advantageous at that time to provide the stock with additional liquidity and to help sustain its past performance levels.

As discussed in Note 14 to the Consolidated Financial Statements, the Corporation's primary source of funds for the payment of dividends is its Bank subsidiary. In 1999, the Bank paid $5,650 in dividends to the Corporation. In 1998, the Bank paid $4,500 in dividends to the Corporation. The Bank, which is limited by regulation as to the amount of dividend it can pay, remains within these regulatory guidelines. Currently this restriction will not preclude the Bank from paying sufficient dividends to fund, as needed, the usual quarterly dividends paid to the

Corporation’s shareholders.

TABLE 7
DEPOSITS

(In thousands of dollars)	Years ended December 31, 1999	1998	Increase or (Decrease) Dollars	Percentage
Noninterest bearing	$ 90,790	$102,101	$(11,311)	(11.1%)
Interest bearing				
Demand	77,555	85,128	(7,573)	(8.9%)
Savings	217,304	208,976	8,328	4.0%
Time	378,585	289,289	89,296	30.9%
Total deposits	$764,234	$685,494	$ 78,740	11.5%

MANAGEMENT'S DISCUSSION AND ANALYSIS

Under regulations issued by the Federal Reserve and Comptroller of the Currency, banks and bank holding companies are required to maintain certain minimum capital ratios in order to be considered "well capitalized." These guidelines require a minimum total risk-based capital ratio of 10%, a Tier 1 capital ratio of 6% and leverage ratio of 5%. All of the Corporation's assets, which include various risk-weighted percentages of assets on the balance sheet, as well as off-balance sheet exposures, are expressed as a percentage of risk-adjusted assets and compared to its capital. Tier 1 capital consists of shareholders' equity and other items such as mandatory convertible debt and the allowance for loan losses. As of December 31, 1999, UNB Corp. had a total risk-based capital ratio of 10.38%, with a Tier 1 capital ratio of 8.94%, compared to 11.46% and 10.21%, respectively, at December 31, 1998. Both of these risk-based capital ratios are well above minimum regulatory requirements. In addition to risk-based capital, a leverage ratio test must also be met. This ratio evaluates capital adequacy on the basis of Tier 1 capital-to-total assets (unadjusted for risk). On December 31, 1999, UNB Corp.'s leverage ratio was 7.02%, which substantially exceeds the Corporation's minimum regulatory requirement. For additional information on the Corporation and Bank's capital ratios, refer to Note 14 — Dividend and Regulatory Capital Requirements.

On June 17, 1999, the Board of Directors voted to reinstate a new UNB Corp. Dividend Reinvestment and Stock Purchase Plan, (the Plan), effective with the third quarter, 1999 dividend. A temporary suspension of the Dividend Reinvestment Plan of March 30, 1989 was undertaken by the Board on August 13, 1998, effective September 16, 1998. At that time, the Board felt that the capital was growing at a rate faster than could be efficiently utilized to maximize shareholder value. The 1999 Plan authorized the sale of one million shares of the Corporation's authorized but previously unissued common stock to shareholders who chose to invest all or a portion of their cash dividends. The Plan also permits shareholders who become participants in the Plan to make optional cash investments of not less than $500 or more than $5,000 per month for investment in common stock. All stock distributed through the Plan in 1999 was purchased on the open market.

On October 1, 1998, the Corporation held a special shareholders' meeting to have shareholders vote on a proposed amendment to the Corporation's articles of incorporation to increase the number of authorized shares of UNB Corp. common stock. The additional authorized shares would be used for future stock splits, stock dividends, possible acquisitions and other corporate purposes. The adoption required the affirmative vote of the holders of 66-2/3% of the outstanding shares of the Corporation. The proposed amendment was approved.

On October 15, 1998, the Board of Directors of UNB Corp. approved a Shareholder Rights Plan. Under the Plan, a dividend of one common share purchase right for each outstanding common share was declared. The dividend was payable on October 26, 1998 to the shareholders of record on that date. The Shareholder Rights Plan allows UNB Corp. to issue "rights" to its shareholders (one right per share) to purchase shares under certain circumstances. The Plan is designed to prevent an acquirer from exceeding a prescribed ownership level in the Corporation. If the prescribed level is exceeded, the rights that were previously issued to all shareholders to buy Corporate shares at a specified price become exercisable (that is, are triggered) and allow shareholders other than the party that triggered the rights to purchase Corporate shares at 50% of market value. This dramatically dilutes the acquirer's ownership level and voting power and makes it prohibitively expensive for the acquirer to complete its acquisition of the Corporation. The description and terms of the Rights are set forth in a Rights Agreement dated as of October 15, 1998 between UNB Corp. and United National Bank & Trust Company, as Rights Agent.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, the Corporation is exposed to interest rate risk caused by the differences in cash flows and repricing characteristics that occur in various asset and liabilities as a result of changes in interest rates. The asset and liability management process is designed to measure and manage that risk to maintain consistent levels of net interest income and net present value of equity under any interest rate scenario.

The Corporation uses a dynamic computer model to generate earnings simulations, duration and net present value forecasts and gap analyses, each of which measures interest rate risk from a different perspective. The model incorporates a large number of assumptions, including the absolute level of future interest rates, the slope of the yield curve, various rate spread re-

[GRAPHS INSERTED HERE]

SHAREHOLDER'S EQUITY
PER SHARE*
dollars

1995	1996	1997	1998	1999
$5.68	$6.17	$6.62	$6.46	$6.57

CASH DIVIDENDS
PER SHARE*
dollars

1995	1996	1997	1998	1999
$.265	$.295	$.325	$.365	$.470

MARKET VS BOOK VALUE
PER SHARE
dollars

1995		1996		1997		1998		1999	
M	B	M	B	M	B	M	B	M	B
$11.00	$5.68	$15.00	$6.17	$19.63	$6.62	$20.00	$6.46	$13.06	$6.57

lationships, prepayment speeds, repricing opportunities, cash flow characteristics of instruments without contractual maturity dates and changes in the volume of multiple loan, investment and deposit categories. Management believes that individually and in aggregate these assumptions are reasonable, but the complexity of the simulation modeling process and the inherent limitations of the various methodologies results in a sophisticated estimate, not a precise calculation of exposure. The Asset and Liability Management Committee reviews updated interest rate risk position information monthly in addition to regular weekly monitoring of changes in balance sheet volume, pricing and mix.

At December 31, 1999, assuming an immediate, parallel 200 basis point shift in market yields, the Bank’s net interest income for the next twelve months was calculated to decrease by approximately 1.28% if rates fell and increase by 1.42% if rates rose, implying a fairly neutral interest rate risk position. The net present value of equity is defined as the difference between the present value of the Bank’s assets and liabilities. In general, the present value of fixed rate financial instruments declines as market rates increase and increases as rates fall. Using the yield scenario defined above, the net present value of equity was forecasted to decline by 7.96% in a rising rate environment and to rise by 12.09% in a falling rate scenario. The duration of total assets was 28 months, compared to a duration of total liabilities of 24 months. The modified 12 months cumulative gap was negative 7.42% of total assets, indicating a higher balance of rate sensitive liabilities than of rate sensitive assets. The interest rate risk measures were impacted by the increased cash inventory that the Bank accumulated in preparation for the Year 2000 date rollover. Cash is considered non-rate sensitive for gap analysis purposes, so the additional balances were included in the longest maturity designation, increasing the duration of the assets. The impact was compounded by the purchase of federal funds to support a portion of the growth in cash, which decreased the duration of total liabilities. The combined effect of those decisions temporarily increased the liability sensitivity of the Bank’s balance sheet.

The strategies that the Bank uses to manage interest rate risk encompass a number of wholesale funding sources including Federal Home Loan Bank advances and brokered deposits, loan sales and securitizations, and derivative products such as interest rate swaps, caps and floors in addition to changes in the pricing, maturity and mix of the Bank’s existing balance sheet categories of loans, securities and de-

UNB Corp.
Quantitative Disclosure of Market Risk
As of December 31, 1999

	One Year		Two Years		Three Years	
	Balance	**Rate**	**Balance**	**Rate**	**Balance**	**Rate**
Assets						
Short Term Investments	$ 568	4.55%				
Securities	22,638	5.77%	$ 8,576	5.86%	$ 5,768	6.06%
Collateralized Mortgage Obligations and Mortgage Backed Securities[1]	30,151	6.42%	22,731	6.33%	13,034	6.32%
Fixed Rate Loans[2] [3]	84,430	8.63%	64,639	8.56%	47,436	8.47%
Variable Rate Loans[4] [5] [6]	56,823	8.39%	42,207	8.52%	34,616	8.45%
Liabilities						
Interest Bearing Demand & Savings[7]	39,722	3.36%	36,175	3.55%	32,837	3.77%
Time Deposits	278,076	5.39%	72,756	5.77%	12,877	5.88%
Repurchase Agreements	65,189	4.70%				
Short Term Borrowings	8,918	5.50%				
FHLB Advances	8,601	5.34%	4,821	6.24%	30,923	5.96%
Bank borrowings	8,500	6.72%				
Capital Leases	37	8.15%	38	8.15%	38	8.15%
Off-Balance Sheet						
Interest Rate Swap[8]	1,200					
Average Pay Rate (Fixed)		2.88%				
Average Receive Rate (Variable)		6.10%				
Interest Rate Swap[9]	2,602		2,271		1,978	
Average Pay Rate (Fixed)		5.86%		5.86%		5.86%
Average Receive Rate (Variable)		6.14%		6.14%		6.14%

(1) Expected cash flows on Collateralized Mortgage Obligations and Mortgage Backed Securities are revised monthly based on median estimates of prepayment speeds developed by major broker dealers as published by Bloomberg Financial Markets.
(2) For residential morgage loans, prepayments are revised monthly based on the median prepayment speeds developed by major broker dealers as published by Bloomberg Financial Markets. The prepayment rates are assigned based on the interest rate on the loan and the number of months elapsed since the loan was originated.
(3) For installment loans, prepayments are revised monthly based on actual historical cash flow and equate to approximately 12% to 24%.
(4) Substantially all of the variable rate commercial loans are repriced based on the prime rate.
(5) Variable rate commercial real estate loans are based on prime or the three year constant maturity treasury rate.
(6) Substantially all the variable rate residential mortgage loans reprice based on the one year or three year constant maturity treasury rate subject to various periodic and lifetime caps and floors.

posits. Any strategy to counteract an undesireable level of interest rate risk is evaluated in terms of its effectiveness and cost and presented to the Asset and Liability Management Committee for its approval prior to implementation. In general, the Bank views wholesale funding as a cost effective method of extending deposit maturities beyond the terms preferred by the majority of customers, loan sales or securitizations as a method of shortening asset terms, and derivative products as a means to offset existing balance sheet positions that exhibit higher than acceptable risk. These strategies supplement the ongoing changes in pricing on deposits and loans that form the basis of the Bank's risk management efforts.

As a continuing strategy to reduce interest rate risk, in 1999 the Bank emphasized the growth of variable rate loans in all portfolios. The commercial, commercial real estate and aircraft loan portfolios all showed significant increases during the year. The Bank also became more active in the origination of variable rate home equity loans, and during the third quarter exited the market for long term, fixed rate marine and recreational vehicle loans. As interest rates showed signs of increasing, mortgage loan customers continued to choose fixed rate loans which the Bank sold to the secondary market for most of the year. The size of the investment portfolio remained constant for the year, with purchases directed toward shorter maturities and increased cash flow to provide liquidity for potential Year 2000 problems.

The Bank has two interest rate swaps that were executed as hedges against fixed rate mortgage loans held in portfolio. At year end, the Bank was paying a fixed rate of 5.86% and receiving a variable rate of 6.14% on the $15,377 remaining notional principal balance of the swap executed in 1998 and paying a fixed rate of 2.88% and receiving a variable rate of 6.10% on the $1,200 remaining notional principal balance of the swap from 1993. Both swaps reset to three month LIBOR on their quarterly anniversary dates, and amortize quarterly according to a predetermined schedule. At year end, the swaps had a combined market value of $349.

Liquidity Management

Management ensures that the liquidity position of the Corporation is adequate to meet the credit needs and cash demands of its borrowers and depositors in a timely and cost-effective manner. Through the Bank's Asset and Liability Management Committee, management actively analyzes and manages the Corporation's liquidity. Principal sources of liquidity for the Corporation and the Bank are cash and cash equivalents, federal funds sold, short-term money market investments and the

	Four Years		**Five Years**		**More than 5 Years**	
	Balance	**Rate**	**Balance**	**Rate**	**Balance**	**Rate**
Assets						
Short Term Investments						
Securities	$ 697	6.71%	$ 419	6.72%	$ 13,737	5.81%
Collateralized Mortgage Obligations and Mortgage Backed Securities(1)	6,532	6.32%	3,212	6.31%	6,182	6.42%
Fixed Rate Loans(2)(3)	40,100	8.23%	28,907	8.15%	152,584	8.51%
Variable Rate Loans(4)(5)(6)	22,790	8.34%	18,802	8.26%	182,156	8.40%
Liabilities						
Interest Bearing Demand & Savings(7)	35,422	3.75%	50,646	3.20%	100,057	1.98%
Time Deposits	10,701	5.54%	1,774	5.39%	2,401	5.30%
Repurchase Agreements						
Short Term Borrowings						
FHLB Advances	981	6.27%	387	6.28%		
Bank borrowings						
Capital Leases	6	8.15%				
Off-Balance Sheet						
Interest Rate Swap(8)						
Average Pay Rate (Fixed)						
Average Receive Rate (Variable)						
Interest Rate Swap(9)	8,526					
Average Pay Rate (Fixed)		5.86%				
Average Receive Rate (Variable)		6.14%				

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Total Balance	Rate	Fair Value
Assets			
Short Term Investments	$ 568	4.55%	$ 568
Securities	51,835	5.87%	51,831
Collateralized Mortgage Obligations and Mortgage Backed Securities(1)	81,842	6.63%	81,848
Fixed Rate Loans(2)(3)	418,098	8.55%	405,797
Variable Rate Loans(4)(5)(6)	357,393	8.36%	346,812
Liabilities			
Interest Bearing Demand & Savings(7)	294,859	3.00%	260,538
Time Deposits	378,585	5.49%	377,686
Repurchase Agreements	65,189	4.70%	65,205
Short Term Borrowings	8,918	5.50%	8,918
FHLB Advances	45,713	5.88%	45,621
Bank borrowings	8,500	6.72%	8,500
Capital Leases	119	8.15%	134
Off-Balance Sheet			
Interest Rate Swap(8)	1,200		25
Average Pay Rate (Fixed)			
Average Receive Rate (Variable)			
Interest Rate Swap(9)	15,377		324
Average Pay Rate (Fixed)			
Average Receive Rate (Variable)			

(7) For deposits without contractual maturity dates, decay rates are calculated annually by individual product type based on the current age of the accounts.

(8) At year end December, 1999, the notional principal amount of the interest rate swap was $1,200 and the market value was $25. The notional amount will amortize quarterly according to a predetermined schedule until its maturity on 11/26/00. The Company pays a fixed rate of 2.88% and receives a variable rate of three month LIBOR reset quarterly, which at year end was 6.10125%

(9) At year end December, 1999, the notional principal amount of the interest rate swap was $15,377 and the market value was $325. The notional amount will amortize quarterly according to a predetermined schedule until its maturity on 6/18/03. The Company pays a fixed rate of 5.86% and receives a variable rate of three month LIBOR reset quarterly, which at year end was 6.14%.

cash flows provided by maturities and amortizations in the loan and investment portfolios. The ability to raise funds in the market place is provided by the Bank's branch network, in addition to the availability of Federal Home Loan Bank (FHLB) advance borrowings, brokered deposits, Federal Funds purchased, securities sold under agreement to repurchase and bank borrowings.

Management's internal guideline for measuring the Bank's overall liquidity level includes all deposits and FHLB advance borrowings. In this way, management acknowledges what has become an industry norm, dependence on advance borrowings as a source of balance sheet funding considered less volatile than deposits. Advances with varying maturities and flexible repayment options are considered more stable than the most stable of bank deposits, certificates of deposit, which are susceptible to early withdrawal and are difficult to attract in longer maturity ranges even at rates competitive to other market instruments. The Corporation's gross loan to deposit (including FHLB advances) ratio at December 31, 1999 was 95.9%, an increase from 92.4% at 1998 year end.

At December 31, 1999, cash and cash equivalents equaled $48,354, or 5.0%, of total assets. The change in cash and cash equivalents is shown in the Consolidated Statement of Cash Flows and arises from operating, investing and financing activities. These activities are summarized for the three years ended December 31, 1999 in Table 8. During 1999, the Corporation generated net cash flows from operating activities of $19,766, including $14,055 in net profits. The major portion of cash flows from investing activities was concentrated in a net use of cash of $104,369 to fund additions to the loan portfolio. Cash provided from gains on security sales and net reductions in the investment and mortgage-backed portfolio was $2,863. Sources of cash inflows from financing activities were a net increase in deposits of $78,740, net proceeds from FHLB advances of $4,309, proceeds from bank borrowings of $8,500 and a net increase in short-term borrowings of $12,796. This was offset by cash outflows for the payment of $5,093 in cash dividends and net purchases of treasury stock of $8,667. The net result of these cash flows was an increase of cash and cash equivalents from year end 1998 to 1999 of $20,159.

The liquidity needs of the Parent Company, primarily cash dividends and treasury stock purchases, are met through cash and investments in the Parent Company and dividends from the Bank. The Parent Company has also secured a line of credit of $10,000 with a financial institution in 1999 to provide additional liquidity, as needed. The balance on the line was $4,000 at year end 1999.

Management is not aware of any trend or event which will result in or that is reasonably likely to occur that would result in the Corporation being unable to meet all current and projected cash needs.

Impact of Inflation

Consolidated financial data included herein has been prepared in accordance with generally accepted accounting principles (GAAP). Presently, GAAP requires UNB Corp. to measure financial position and operating results in terms of historical dollars, except for securities available for sale which are carried at fair value. Changes in the relative value of money due to inflation or recession are generally not considered.

In management's opinion, changes in interest rates affect the financial condition of UNB Corp. to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not move concurrently. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policy. A financial institution's ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in a volatile economic environment. In an effort to protect itself from the effects of interest rate volatility, UNB Corp. reviews its interest rate risk position frequently, monitoring its exposure and taking necessary steps to minimize any detrimental effects on the Corporation's profitability.

TABLE 8
LIQUIDITY MANAGEMENT

(In thousands of dollars)	**1999**	**1998**	**1997**
Net income	$ 14,055	$ 10,900	$ 9,006
Adjustments to reconcile net income to net cash from operating activities	5,711	10,527	3,954
Net cash from operating activities	19,766	21,427	12,960
Net cash used in investing activities	(90,144)	(54,701)	(22,305)
Net cash from financing activities	90,537	32,471	3,581
Net change in cash and cash equivalents	20,159	(803)	(5,764)
Cash and cash equivalents at beginning of year	28,195	28,998	34,762
Cash and cash equivalents at end of year	$ 48,354	$ 28,195	$ 28,998

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
December 31, 1999 and 1998
(in thousands of dollars, except per share data)

	1999	**1998**
Assets		
Cash and cash equivalents	$ 48,354	$ 28,195
Federal funds sold	—	12,300
Interest bearing deposits with banks	568	554
Securities, net (Fair value: 1999-$51,831; 1998-$52,950)	51,835	52,945
Mortgage-backed securities (Fair value: 1999-$81,848; 1997-$81,529)	81,842	81,504
Loans held for sale	671	6,772
Loans:		
Total loans	774,820	671,433
Less allowance for loan losses	(13,174)	(11,172)
Net loans	761,646	660,261
Premises and equipment, net	10,657	11,152
Intangible assets	3,336	4,333
Accrued interest receivable and other assets	11,620	10,727
Total assets	$970,529	$868,743
Liabilities		
Deposits:		
Noninterest bearing demand deposits	$ 90,790	$102,101
Interest bearing deposits	673,444	583,393
Total deposits	764,234	685,494
Short-term borrowings	74,107	61,311
Long-term debt	54,332	41,571
Accrued taxes, expenses, and other liabilities	7,182	8,665
Total liabilities	$899,855	$797,041
Commitments and contingencies		
Shareholders' equity		
Common stock — $1.00 stated value, 50,000,000 shares authorized; 11,646,310 and 11,646,362 shares issued at December 31, 1999 and 1998, respectively	$ 11,646	$ 11,646
Paid-in capital	29,008	30,872
Retained earnings	47,011	38,049
Treasury stock, 894,081 and 547,446 shares at cost	(17,952)	(11,149)
Unrealized gain on securities available for sale, net	961	2,284
Total shareholders' equity	70,674	71,702
Total liabilities and shareholders' equity	$970,529	$868,743

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income
For the three years ended December 31, 1999
(in thousands of dollars, except per share data)

	1999	1998	1997
Interest income:			
Interest and fees on loans:			
Taxable	$60,512	$56,358	$54,549
Tax-exempt	126	140	185
Interest and dividends on investments and mortgage-backed securities:			
Taxable	7,695	8,608	7,746
Tax-exempt	14	29	52
Interest on deposits with banks	50	23	34
Interest on federal funds sold	481	847	796
Total interest income	68,878	66,005	63,362
Interest expense:			
Interest on deposits	25,834	24,791	23,470
Interest on short-term borrowings	2,912	2,954	2,767
Interest on long-term debt	2,694	2,838	4,085
Total interest expense	31,440	30,583	30,322
Net interest income	37,438	35,422	33,040
Provision for loan losses	2,425	2,748	2,929
Net interest income after provision for loan losses	35,013	32,674	30,111
Other income:			
Service charges on deposits	2,777	2,869	2,493
Trust Department income	4,887	4,316	3,307
Other operating income	1,764	1,900	1,114
Gains on loans originated for sale	496	1,056	261
Investment securities gains, net	4,137	793	22
Total other income	14,061	10,934	7,197
Other expenses:			
Salaries, wages and benefits	13,389	13,205	11,361
Occupancy expense	1,691	1,525	1,322
Equipment expense	3,837	3,746	3,145
Other operating expenses	8,570	8,542	7,677
Total other expenses	27,487	27,018	23,505
Income before income taxes	21,587	16,590	13,803
Provision for income taxes	7,532	5,690	4,797
Net Income	$14,055	$10,900	$ 9,006
Earnings per share:			
Basic	$ 1.30	$ 0.96	$ 0.78
Diluted	$ 1.28	$ 0.94	$ 0.76

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Shareholders' Equity
For the three years ended December 31, 1999
(in thousands of dollars, except per share data)

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Compre-hensive Income	Accumulated Other Compre-hensive Income	Total Shareholders' Equity
Balance, January 1, 1997	$ 5,786	$32,497	$31,879			$ 1,173	$ 71,335
Net income for year			9,006		$ 9,006		9,006
Other comprehensive income:							
Unrealized gain(loss) on securities available for sale, net of tax					2,566	2,566	2,566
Comprehensive income					11,572		
Cash dividends ($0.325 per share)			(3,762)				(3,762)
Shares issued through dividend reinvestment plan (8,488 shares)	4	129					133
Stock options exercised (36,102 shares)	31	158					189
Treasury stock purchases (134,536 shares)				$ (4,873)			(4,873)
Treasury stock sold and issued for stock options (97,382 shares)		(1,507)		3,433			1,926
Balance, December 31, 1997	5,821	31,277	37,123	(1,440)		3,739	76,520
Net income for year			10,900		10,900		10,900
Other comprehensive income:							
Unrealized gain(loss) on securities available for sale, net of tax					(1,455)	(1,455)	(1,455)
Comprehensive income					9,445		
Cash dividends ($0.365 per share)			(4,151)				(4,151)
100% stock dividend (5,823,193 shares)	5,823		(5,823)				
Stock award executive compensation (3,700 shares)	2	64					66
Treasury stock purchases (622,786 shares)				(11,582)			(11,582)
Treasury stock sold and issued for stock options (112,494 shares)		(469)		1,873			1,404
Balance, December 31, 1998	11,646	30,872	38,049	(11,149)		(2,284)	71,702
Net income for year			14,055		14,055		14,055
Other comprehensive income:							
Unrealized gain(loss) on securities available for sale, net of tax					(1,323)	(1,323)	(1,323)
Comprehensive income					$12,732		
Cash dividends ($0.47 per share)			(5,093)				(5,093)
Treasury stock purchases (483,220 shares)				(9,557)			(9,557)
Treasury stock sold and issued for stock options							

(136,585 shares)		(1,864)		2,754		890
Balance, December 31, 1999	$11,646	$29,008	$47,011	$(17,952)	$ 961	$ 70,674

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
For the three years ended December 31, 1999
(in thousands of dollars)

	1999	1998	1997
Cash flows from operating activities:			
Net income	$ 14,055	$ 10,900	$ 9,006
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	1,482	1,373	1,046
Provision for loan losses	2,425	2,748	2,929
Net securities gains	(4,137)	(793)	(22)
Net accretion on securities	11	(4)	(797)
Amortization of intangible assets	997	1,006	1,014
Loans originated for sale	(25,144)	(67,272)	(18,099)
Proceeds from sale of loan originations	31,741	75,175	16,125
Changes in:			
Interest receivable	(233)	(31)	(249)
Interest payable	322	(269)	(459)
Other assets and liabilities, net	(683)	(811)	3,113
Deferred income tax benefit	(1,065)	(588)	(644)
Deferred income	(5)	(7)	(3)
Net cash from operating activities	19,766	21,427	12,960
Cash flows from investing activities:			
Net change in interest bearing deposits with banks	(14)	588	(985)
Net change in federal funds sold	12,300	(4,800)	(700)
Investment and mortgage-backed securities:			
Proceeds from sales of securities available for sale	9,311	22,132	14,113
Proceeds from maturities of securities held to maturity	500	1,060	6,993
Proceeds from maturities of securities available for sale	165,428	103,851	169,015
Purchases of securities held to maturity	(2,429)	(607)	(6,878)
Purchases of securities available for sale	(168,339)	(103,255)	(159,914)
Purchases of mortgage-backed securities available for sale	(42,633)	(49,256)	(49,293)
Principal payments received on mortgage-backed securities held to maturity	1,254	5,302	6,383
Principal payments received on mortgage-backed securities available for sale	39,771	25,808	16,336
Net increase in loans made to customers	(104,369)	(19,940)	(12,730)
Loans purchased	—	(35,374)	(1,494)
Purchases of premises and equipment, net	(987)	(798)	(2,729)
Principal payments received under leases	63	588	236
Purchases of assets to be leased	—	—	(658)
Net cash from investing activities	(90,144)	(54,701)	(22,305)
Cash flows from financing activities:			
Net increase in deposits	78,740	36,013	48,817
Cash dividends paid, net of shares issued through dividend reinvestment	(5,093)	(4,151)	(3,629)
Purchase of treasury stock	(9,557)	(11,582)	(4,873)
Sales of treasury stock	890	1,404	1,926
Proceeds from issuance of stock	—	66	189
Net increase/(decrease) in short-term borrowings	12,796	4,800	(11,897)
Proceeds from FHLB advances	92,900	105,000	10,000
Repayments of FHLB advances	(88,591)	(99,035)	(37,163)
Proceeds from bank borrowings	8,500	—	—
Proceeds from capital lease	—	—	248
Repayments on capital lease	(48)	(44)	(37)
Net cash from financing activities	90,537	32,471	3,581
Net change in cash and cash equivalents	20,159	(803)	(5,764)
Cash and cash equivalents at beginning of year	28,195	28,998	34,762
Cash and cash equivalents at end of period	$ 48,354	$ 28,195	$ 28,998

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Unless otherwise indicated, amounts are in thousands, except per share data.

Principles of Consolidation: The consolidated financial statements include the accounts of UNB Corp. (Corporation) and its wholly owned subsidiaries, the United National Bank & Trust Company (Bank), United Banc Financial Services, Inc., 620 Market Community Urban Development Corp. and United Insurance Agency, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Industry Segment Information: UNB Corp. is a bank holding company engaged in the business of commercial and retail banking, trust and investment services, and consumer finance, with operations conducted through its main office and branches located throughout Stark, Wayne and southern Summit Counties of Ohio. The majority of the Corporation’s income is derived from commercial and retail business lending activities and investments.

Cash and Cash Equivalents: Cash equivalents include cash and noninterest bearing deposits with banks. UNB Corp. reports net cash flows for interest bearing deposits with banks, federal funds sold, customer loan transactions, deposit transactions and short-term borrowings.

For the years ended December 31, 1999, 1998 and 1997, the Corporation paid interest of $31,118, $30,852 and $30,781, respectively, and income taxes of $8,085, $6,489 and $5,005, respectively.

Investment and Mortgage-backed Securities: The Corporation classifies debt and equity securities as held to maturity, available for sale or trading. Securities classified as held to maturity are those that management has the positive intent and ability to hold to maturity. Securities classified as available for sale are those that management intends to sell or that could be sold for liquidity, investment management, or similar reasons, even if there is not a present intention for such a sale. Trading securities are purchased principally for sale in the near term and are reported at fair value with unrealized gains and losses included in earnings. During 1999 and 1998, the Corporation held no trading securities.

Securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Securities available for sale are carried at fair value with unrealized gains and losses included as a separate component of shareholders’ equity, net of tax. Gains or losses on dispositions are based on net proceeds and the amortized cost of securities sold, using the specific identification method.

Loans Held for Sale: Residential mortgage loans originated by the Bank and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. To mitigate interest rate risk, the Bank generally obtains fixed price commitments on loans held for sale. The Bank sells the servicing rights on loans sold and incurs no recourse obligation in connection with loan sales or servicing activities.

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is recorded. This allowance is increased by provisions charged to earnings and is reduced by loan charge-offs, net of recoveries. Estimating the risk of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on management’s evaluation of several key factors including information about specific borrower situations, their financial position and collateral values, current economic conditions, changes in the mix and levels of the various types of loans, past charge-off experience and other pertinent information. While management may periodically allocate portions of the allowance for specific problem situations, the entire allowance is available for any charge-offs that occur. Charge-offs are made against the allowance for loan losses when management concludes that loan amounts are likely to be uncollectible. After a loan is charged-off, collection efforts continue and future recoveries may occur.

Loans are considered impaired if full principal or interest payments are not anticipated. Impaired loans are carried at the present value of expected cash flows discounted at the loan’s effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans. The effect of changes in impaired loans is included in the 1999, 1998 and 1997 provision for loan losses, and was not material.

Management analyzes loans on an individual basis and classifies a loan as impaired when an analysis of the borrower’s operating results and financial condition indicates that underlying cash flows are not adequate to meet its debt service requirements. Often this is associated with a delay or shortfall in payments of 30 days or more.

Smaller-balance homogeneous loans are evaluated for impairment in total and are excluded from reported impaired loans. Such loans include residential first mortgage loans secured by one-to four-family residences, residential construction loans and consumer automobile, boat, recreational vehicle, home equity and credit card loans with balances less than $300. In addition, loans held for sale and leases are excluded from consideration as impaired. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Loans which were classified as nonaccrual and have been brought current must remain current for six months before removal from nonaccrual status and are not considered impaired for purposes of these statements. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and non-performing and past-due asset disclosures.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated over the estimated useful lives of the assets, limited in the case of leasehold improvements to the lease terms, or useful lives, whichever is less, using primarily the straight-line method. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

Other Real Estate: Other real estate owned is included in other assets on the consolidated balance sheets at the lower of cost or fair value, less estimated costs to sell. Any reduction in fair value is reflected in a valuation allowance account established by a charge to income. Costs incurred to carry the real estate are charged to expense. Other real estate, net of the valuation reserve totaled $325 and $449 at December 31, 1999 and 1998, respectively.

Goodwill and Identified Intangibles: Goodwill is the excess of purchase price over identified net assets in business acquisitions. Goodwill is expensed on the straight-line method over no more than 10 years. Identified intangibles represent the value of depositor relationships purchased and are expensed on accelerated methods over 8 to 10 years. Goodwill and identified intangibles are assessed for impairment based on estimated undiscounted cash flows, and written down if necessary.

Interest and Fees on Loans: Interest income on loans is accrued primarily over the term of the loans based on the principal balances of loans outstanding. Loan origination fees and certain direct origination costs are deferred and amortized over the contractual life of the related loan using the level yield method. The net amount of fees and costs deferred is reported in the consolidated balance sheets as a part of loans.

The accrual of interest on loans is suspended when, in management's opinion, the collection of all or a portion of the loan principal has become doubtful. When a loan is placed on non-accrual status, accrued and unpaid interest at risk is charged against income. Payments received on non-accrual loans are applied against principal until recovery of the remaining balance is reasonably assured. The carrying value of loans classified as impaired is periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such and other cash payments are reported as reductions in carrying value. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in the provision for loan losses.

Federal Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Concentrations of Credit Risk: The Corporation, through its Bank and finance company subsidiaries, grants residential, consumer, and commercial financing to customers located primarily in Stark County. Commercial loans, commercial real estate loans, aircraft loans, mortgage loans and consumer loans comprise 12.6%, 12.9%, 14.9%, 30.4% and 29.2% of total loans, respectively at December 31, 1999. Indirect loans accounted for 58.5% of consumer loans at December 31, 1999.

Earnings and Dividends Per Share: Basic and diluted earnings per share are computed under the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which was adopted retroactively by the Corporation at the beginning of the fourth quarter of 1997. All prior amounts have been restated to be comparable. Basic earnings per share is based on net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share shows the dilutive effect of additional common shares issuable under stock options assuming the exercise of stock options less the treasury shares assumed to be purchased from the proceeds using the average market price of UNB Corp.'s stock for the years presented.

The basic weighted average shares were 10,851,858, 11,409,269 and 11,563,136 for 1999, 1998 and 1997, respectively. Diluted weighted average shares were 10,981,835, 11,638,692 and 11,785,936 for 1999, 1998 and 1997, respectively.

The Corporation declared a 100% stock split in the form of a dividend in 1998 which was recorded by a transfer, equal to the stated value of the shares issued, from retained earnings to common stock. All per share data has been adjusted for the stock dividend.

Stock Options: The excess of the option price over the par value of the shares issued is added to paid-in capital when exercised. Any tax benefit realized by the Corporation from the exercise of non-qualified stock options is added to paid-in capital.

Expense for employee compensation under stock option plans is based on Accounting Principles Board (APB) Opinion No. 25, with expense reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

Dividend Reinvestment Plan: On June 17, 1999 the Board of Directors voted to reinstate a new UNB Corp. Dividend Reinvestment and Stock Purchase Plan, effective with the third quarter, 1999 dividend. A temporary suspension of the dividend reinvestment plan of March 30, 1989 was undertaken by the Board on August 13, 1998, effective September 16, 1998. The 1999 Plan authorized the sale of 1,000,000 shares of the Corporation's authorized but previously unissued common stock to shareholders who chose to invest all or a portion of their cash dividends. The Plan also permits shareholders who became participants in the Plan to make optional cash investments of not less than $500 or more than $5,000 per month for investment in common stock. In 1999, 16,827 and 18,745 common shares were purchased on the open market to fund the dividend reinvestment and the optional cash investment, respectively. In 1998 and 1997, under the Dividend Reinvestment Plan of March 30, 1989, 51,474 and 66,050 treasury shares, respectively, were purchased to fund dividend reinvestment. In addition, new shares totalling 8,448 were issued pursuant to the Plan in 1997, after giving effect to the 1998 stock dividend. Under the

1999 Plan, shares purchased in the open market are issued to the Plan at the weighted average purchase price plus applicable brokerage commissions, if any. The price of the newly issued shares under the 1999 Plan for dividend reinvestment is the average of the daily high and low sale prices reported on the Nasdaq National Market during the five trading days immediately preceding the record date for dividend reinvestment, or the purchase date for optional cash investment. Under the 1989 Plan, shares issued were purchased from the Corporation at the current market price, which was the average of the closing bid and asked prices for the last business day immediately preceding the purchase date. The number of shares has been adjusted to reflect the 1998 stock dividend.

Trust Department Assets and Income: Property held by the Corporation in a fiduciary or other capacity for its trust customers is not included in the accompanying consolidated financial statements since such items are not assets of the Corporation. Income from the Trust Department is reported on the accrual basis of accounting.

Use of Estimates in Preparation of Financial Statements: Management must make estimates and assumptions in preparing the consolidated financial statements that affect the amounts reported and the disclosures provided. These estimates and assumptions may change in the future and future results could differ.

Areas involving the use of management’s estimates and assumptions include the allowance for loan losses, the realization of deferred tax assets, fair value of certain securities, the determination and carrying value of impaired loans, the post retirement benefit obligation, the determination of other-than-temporary reductions in the fair value of securities, depreciation of premises and equipment, the carrying value and amortization of intangibles, the fair value of financial instruments, the actuarial present value of pension benefit obligations and the net periodic pension expense and prepaid pension costs recognized in the Corporation’s consolidated financial statements. Estimates that are more susceptible to change in the near term include the allowance for loan losses and the fair value of certain securities.

Fair Values of Financial Instruments: Fair values of financial in-

struments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity. The accounting standard that requires reporting comprehensive income first applied for 1998, with prior information restated to be comparable.

Financial Statement Presentation: Certain previously reported consolidated financial statement amounts have been reclassified to conform to the 1999 presentation.

Note 2 — Securities

The amortized cost and estimated fair value of investment and mortgage-backed securities available for sale and held to maturity, as presented in the consolidated balance sheets are as follows:

	December 31, 1999			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:				
U.S. Treasury securities	$ 4,005	—	$ (10)	$ 3,995
Obligations of U.S. government agencies and corporations	29,635	$ 4	(195)	29,444
Securities held to maturity:				
Obligations of state and political subdivisions	1,908	—	(4)	1,904
Corporate bonds and other debt securities	250	—	—	250
Total debt securities	35,798	4	(209)	35,593
Equity securities available for sale	12,326	3,653	(713)	15,266
Asset-backed securities available for sale	999	—	(27)	972
Total investment securities	49,123	3,657	(949)	51,831
Mortgage-backed securities available for sale	82,487	12	(1,245)	81,254
Mortgage-backed securities held to maturity	588	6	—	594
Total mortgage-backed securities	83,075	18	(1,245)	81,848
Total investment and mortgage-backed securities	$132,198	$3,675	$(2,194)	$133,679

	December 31, 1998			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:				
U.S. Treasury securities	$ 9,058	$ 59	$ (14)	$ 9,103
Obligations of U.S. government agencies and corporations	25,009	200	(3)	25,206
Securities held to maturity:				
Corporate bonds and other debt securities	749	5	—	754
Total debt securities	34,816	264	(17)	35,063
Equity securities available for sale	13,550	3,325	—	16,875
Asset-backed securities available for sale	999	13	—	1,012
Total investment securities	49,365	3,602	(17)	52,950
Mortgage-backed securities available for sale	79,731	311	(378)	79,664
Mortgage-backed securities held to maturity	1,840	26	(1)	1,865
Total mortgage-backed securities	81,571	337	(379)	81,529
Total investment and mortgage-backed securities	$130,936	$3,939	$(396)	$134,479

Mortgage-backed securities consist of fixed and variable rate CMOs and government guaranteed mortgage-backed securities issued by FHLMC, FNMA, and GNMA. CMOs totaled $58,319 and $59,354 and government guaranteed mortgage-backed securities totaled $23,523 and $22,150 at December 31, 1999 and 1998, respectively.

The amortized cost and estimated fair value of debt securities at December 31, 1999, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 1999		
	Amortized Cost	**Estimated Fair Value**	**Weighted Average Yield**
Securities available for sale:			
U.S. Treasuries			
Due in one year or less	$ 3,007	$ 3,007	5.52%
Due after one year through five years	998	988	5.25%
Total	4,005	3,995	5.45%
U.S. government agencies and corporations			
Due in one year or less	16,732	16,685	5.80%
Due after one year through five years	12,903	12,759	5.86%
Total	29,635	29,444	5.82%
	$33,640	$33,439	5.78%
Securities held to maturity:			
Obligations of state and political subdivisions			
Due after one year through five years	$ 1,908	$ 1,904	3.84%
Total	$ 1,908	$ 1,904	3.84%
Corporate bonds and other debt securities			
Due after one year through five years	$ 250	$ 250	8.00%
Total	$ 2,158	$ 2,154	4.32%
Asset-backed securities available for sale	$ 999	$ 972	7.00%
Mortgage-backed and collateralized mortgage obligations available for sale	$82,487	$81,254	6.44%
Mortgage-backed and collateralized mortgage obligations held to maturity	588	594	7.82%
	$83,075	$81,848	6.45%

Sales of available for sale securities were as follows:

	1999	**1998**	**1997**
Debt and mortgage- backed securities:			
Proceeds	$3,018	$21,283	$14,113
Gross gains	10	20	39
Gross losses	—	12	17
Equity Securities:			
Proceeds	$6,293	$ 849	—
Gross gains	4,177	785	—
Gross losses	50	—	—

At December 31, 1999, there are no holdings of securities of any one issuer, other than the U.S. government and its agencies and corporations, in an amount greater than 10% of shareholders’ equity.

Investments with a carrying value of approximately $119,800 and $102,800 as of December 31, 1999 and 1998, respectively, were pledged to secure public funds or other obligations.

Note 3 — Loans

Loans are comprised of the following at December 31:

	1999	1998
Commercial, financial and agricultural	$ 97,787	$ 80,618
Commercial real estate	100,205	83,036
Aircraft	115,301	65,530
Real estate	235,345	234,696
Consumer	226,182	207,553
Total loans	$774,820	$671,433

Impaired loans are as follows:

	1999	1998	1997
Loans with no allowance for loan losses allocated	$282	$660	$281
Loans with allowance for loan losses allocated	669	—	—
Amount of allowance allocated	665	—	—
Average of impaired loans year-to-date	$759	$829	$335
Interest income recognized during impairment	67	55	33
Cash-basis interest income recognized year-to-date	67	54	32

There were no loans transferred to foreclosed real estate in 1999. Loans with carrying values of $161 and $191 were transferred to foreclosed real estate in 1998 and 1997, respectively.

Certain directors, executive officers and principal shareholders of UNB Corp. and its subsidiaries are loan customers of the subsidiary bank. A summary of aggregate related party loan activity, for loans aggregating $60 or more to any one related party, is as follows for the year ended December 31:

	1999
Balance, January 1,	$11,833
New loans	8,707
Repayments	(3,377)
Other Changes	809
Balance, December 31,	$17,972

Note 4 — Allowance for Loan Losses

Transactions in the allowance for loan losses for the years ended December 31, are summarized as follows:

	1999	1998	1997
Balance at January 1,	$11,172	$ 9,650	$ 8,335
Provision charged to expense	2,425	2,748	2,929
Loans charged off	(1,407)	(2,397)	(2,911)
Recoveries on loans previously charged off	984	1,171	1,297
Balance at end of year	$13,174	$11,172	$ 9,650

Note 5 — Premises and Equipment

The components of premises and equipment at December 31, are as follows:

	1999	1998
Land	$ 1,618	$ 1,642
Buildings	6,102	6,179
Furniture and fixtures	10,612	9,945
Leasehold improvements	2,463	2,179
Total premises and equipment	20,795	19,945
Accumulated depreciation and amortization	(10,138)	(8,793)
Premises and equipment, net	$ 10,657	$11,152

At December 31, 1999, the Corporation is obligated for the next five years for rental commitments under non-cancelable operating leases on the main and branch offices and equipment as follows:

2000	$1,941
2001	1,329
2002	817
2003	388
2004	262
Total	$4,737

Rental expense amounted to approximately $1,997, $1,922 and $1,755 in 1999, 1998 and 1997, respectively.

Note 6 — Interest Bearing Deposits

Total interest bearing deposits as presented on the consolidated balance sheets are comprised of the following classifications:

	December 31,	
	1999	1998
Interest bearing demand	$ 77,555	$ 85,128
Savings	217,304	208,976
Time:		
In denominations under $100,000	313,633	239,365
In denominations of $100,000 or more	64,952	49,924
Total interest bearing deposits	$673,444	$583,393

Time deposits in denominations under $100,000 included brokered deposits of $44,780 and $14,921 at year end 1999 and 1998, respectively.

At year-end 1999, stated maturities of time deposits are as follows:

2000	$278,105
2001	72,726
2002	12,877
2003	10,702
2004	1,774
Thereafter	2,401
Total	$378,585

Related party deposits total $8,950 and $7,253 at year end 1999 and 1998, respectively.

Interest expense on deposits is summarized below:

	Years ended December 31,		
	1999	1998	1997
Interest bearing demand	$ 982	$ 1,256	$ 1,226
Savings	7,608	6,763	5,496
Time:			
In denominations under $100,000	14,238	13,950	14,270
In denominations of $100,000 or more	3,006	2,822	2,478
Total interest on deposits	$25,834	$24,791	$23,470

Note 7 — Short-term Borrowings

Federal funds purchased, securities sold under agreements to repurchase, and treasury tax and loan deposits are financing arrangements. Physical control is maintained for securities sold under repurchase agreements. Information concerning all short-term borrowings is summarized as follows, at December 31:

	1999	**1998**
Securities sold under repurchase agreements	$65,189	$59,156
Federal funds purchased	8,820	1,850
U.S Treasury tax and loan notes	98	305
Total short-term borrowings	$74,107	$61,311
Weighted average interest rate at period end	4.7%	4.3%
Average amount outstanding during year	$68,105	$64,281
Approximate weighted average interest rate during the year	4.3%	4.6%
Maximum amount outstanding as of any month-end	$74,997	$67,251

Note 8 — Long-Term Debt

Long term debt consists of Federal Home Loan Bank borrowings, two lines of credit borrowing arrangements and a capital lease. The Bank has entered into various borrowing agreements with the Federal Home Loan Bank (FHLB) of Cincinnati. Pursuant to collateral agreements with the FHLB, advances are secured by all stock invested in the FHLB and by qualifying first mortgage loans. Scheduled principal payments on amortizing advances are shown in the year they are due. At December 31, 1999, FHLB advances are comprised of the following:

Maturity	**Interest Rate**	**Amount**
2000	5.83% - 6.28%	$ 9,117
2001	6.10% - 6.34%	4,305
2002	5.95% - 6.28%	30,923
2003	6.25% - 6.28%	981
2004	6.28%	387
	Total	$45,713

Based on the Bank's investment in FHLB stock at December 31, 1999, advance borrowings available to the Bank are $155,008. Borrowings with the FHLB are secured by a blanket pledge of one-to-four family mortgages held in the loan portfolio of $68,570 and FHLB stock with a value of $7,750.

The Corporation has maximum borrowing arrangements of $15 million with a national financial institution consisting of two lines of credit. The outstanding balance at December 31, 1999 was $8,500. United Banc Financial Services, Inc. (UBFS) arranged a $5 million line of credit to partially pay off its line of credit with United National Bank & Trust Co. and fund loan growth. The interest on each draw is variable and is priced off one of several indexes plus a spread, at the option of UBFS. The loan agreement calls for quarterly interest payments and is secured by a first security agreement on UBFS receivables, the unconditional guarantee of UNB Corp., and an intercreditor agreement with United National Bank & Trust Co. The outstanding balance on this facility consists of the following:

Interest Rate	**Amount**
6.95%	$3,500
7.18%	$1,000

The Parent Company of UNB Corp. arranged an unsecured $10 million line of credit for liquidity purposes and to facilitate additional investments in subsidiaries. At December 31, 1999, the outstanding balance was $4,000 with an interest rate of 6.4%. The interest on each draw is variable, is paid at least quarterly and is priced off one of several indexes plus a spread, at the option of UNB Corp.

In 1997, the Bank entered into capital lease arrangements in order to finance the acquisition of its computer output to laser disk technology (COLD) which included computer hardware and related software in the amount of $252. The lease terms call for sixty monthly payments of $5 with the last payment due in March, 2002. The balances outstanding at December 31, 1999 and 1998 were $119 and $167, respectively.

Note 9 — Retirement Plans

Pension Plan —The Corporation has a noncontributory defined benefit pension plan covering substantially all of its employees. In general, benefits are based on years of service and the employee's compensation. The Corporation's policy is to fund the plan sufficiently to meet the minimum funding requirement set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Corporation may determine to be appropriate up to the maximum amount that can be deducted for federal tax purposes. Contributions are intended to provide not only for benefits attributed to service date but also for those expected to be earned in the future. For financial reporting purposes, pension expense is calculated using the projected unit cost method. Information about the pension plan was as follows:

	1999	**1998**
Change in benefit obligation		
Beginning benefit obligation	$ 6,405	$5,358
Service cost	539	392
Interest cost	473	394
Actuarial loss	215	1,100
Benefits paid	(544)	(839)
Ending benefit obligation	7,088	6,405
Change in plan assets, at fair value:		
Beginning plan assets	7,597	6,881
Actual return	2,583	1,555
Employer contributions	—	—
Benefits paid	(544)	(839)
Ending plan assets	9,636	7,597
Funded status	2,548	1,192
Unrecognized net actuarial (gain) loss	(2,583)	(778)
Unrecognized transition amount	—	(15)
Unrecognized prior service cost	71	77
Prepaid benefit cost	$ 36	$ 476

The components of pension expense and the related actuarial assumptions were as follows:

	1999	1998	1997
Service cost	$ 539	$ 392	$ 433
Interest costs	472	394	464
Expected return on plan assets	(562)	(507)	(506)
Amortization of prior service cost	(8)	(25)	(25)
Recognized net actuarial (gain) loss	(1)	(10)	—
	$ 440	$ 244	$ 366
Discount rate on benefit obligation	7.50%	7.50%	7.50%
Long-term expected rate of return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increase	5.00%	5.00%	5.00%

Profit Sharing Plan — The UNB Tax-Deferred Savings Plan covers all qualified employees. The annual plan expense is based upon discretionary matching of employees' voluntary pre-tax contributions. The Corporation's contributions are invested in UNB Corp. common stock, and become vested after three years of service. Employee voluntary contributions are fully vested at all times. Employee contributions are invested in a money market fund, a balanced stock or bond fund, or in UNB Corp. common stock based on employee investment elections. The expense related to this plan totaled $373, $239 and $264 in 1999, 1998 and 1997, respectively.

Postretirement Benefits Other Than Pensions — The Corporation sponsors a defined benefit postretirement medical plan. Employees who retire on or after completion of 10 years of service and attainment of age 55 are eligible to receive postretirement medical benefits. The retiree may also receive coverage for dependents. Prior to the attainment of age 65, coverage is provided under the Corporation's group major medical insurance plan. At age 65, coverage is provided under a Medicare supplement plan.

The Corporation's plan is contributory. Retirees under age 65 pay a lower premium than retirees who have attained age 65.

Information about the postretirement benefit plan was as follows:

	1999	1998
Change in benefit obligation:		
Beginning benefit obligation	$ 946	$ 851
Interest cost	66	60
Actuarial gain	51	50
Benefits paid	(17)	(15)
Ending benefit obligation	1,046	946
Change in plan assets, at fair value:		
Beginning plan assets	—	—
Employer contributions	17	15
Benefits paid	(17)	(15)
Ending plan assets	—	—
Funded status	(1,046)	(946)
Unrecognized net actuarial (gain) loss	(350)	(378)
Unrecognized transition obligation	5	5
Accrued benefit cost	$(1,391)	$(1,319)

The components of postretirement benefit expense were as follows:

	1999	1998	1997
Interest costs	$ 66	$ 59	$ 122
Amortization of transition obligation	(28)	(53)	25
Service cost	51	51	119
	$ 89	$ 57	$ 266
Discount rate on benefit obligation	7.00%	7.00%	7.00%

Assumed health care costs trend rates may have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would not have had a material effect at December 31, 1999.

Note 10 — Stock Option and Performance Unit Plan

In 1987, the shareholders approved a Stock Option and Performance Unit Plan reserving 764,040 shares of common stock, adjusted for stock dividends and splits, for the granting of options to executive officers and other senior management personnel. Options are not exercisable for at least four years from the date of grant and are not fully exercisable until six years from the date of grant. The duration of the exercise period is ten years. In 1997, the shareholders approved a Stock Option Plan reserving 1,000,000 shares of common stock, adjusted for stock dividends and splits, for the granting of options to directors and officers of the Corporation and its affiliates. Non-qualified stock options granted to directors are immediately exercisable. Stock options granted to officers of the Corporation and its affiliates are partially exercisable one year from the date of grant and become fully exercisable five years from grant date. The duration of the exercise period is ten years. As such options are exercised, shareholders' equity will be credited with the proceeds.

SFAS No. 123, which became effective for 1996, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the Standard's fair value method been used to measure compensation cost for stock option plans. Compensation cost actually recognized for stock options was $0 for 1999, 1998 and 1997.

Stock Options and Performance Unit Plan

1987 Plan	**Number of Shares**					
	Available for Grant	**Exercised**	**Outstanding**	**Weighted-average exercise price**	**Range of Option Price per Share**	
Balance, January 1, 1997	64,724	104,536	594,780	5.99	3.51	11.00
Granted	(65,000)	—	65,600	15.00	15.00	15.00
Forfeited	2,000	—	(2,000)	15.00	15.00	15.00
Exercised	—	185,168	(185,168)	4.16	3.51	9.63
Balance, December 31, 1997	1,124	289,704	473,212	7.92	3.62	15.00
Expired	(1,124)	—	—			
Exercised	—	42,380	(42,380)	8.00	3.62	15.00
Balance, December 31, 1998	—	332,084	430,832	7.91	3.89	15.00
Forfeited	—	—	(2,000)	15.00	15.00	15.00
Exercised	—	132,030	(132,030)	6.10	3.89	11.00
Balance, December 31, 1999	—	464,114	296,802	8.68	4.20	15.00

1997 Plan	**Number of Shares**					
	Available for Grant	**Exercised**	**Outstanding**	**Weighted-average exercise price**	**Range of Option Price per Share**	
Balance, March 1, 1997	1,000,000	—	—			
Granted	(17,000)	—	17,000	15.69	15.69	15.69
Exercised	—	1,400	(1,400)	15.69	15.69	15.69
Balance, December 31, 1997	983,000	1,400	15,600	15.69	15.69	15.69
Granted	(101,244)	—	101,244	19.63	19.63	19.63
Exercised	—	2,400	(2,400)	17.33	15.69	19.63
Balance, December 31, 1998	881,756	3,800	114,444	19.14	15.69	19.63
Granted	(122,163)	—	122,163	20.03	20.00	20.25
Forfeited	2,694	—	(2,694)	19.76	19.63	20.00
Exercised	—	—	0			
Balance, December 31, 1999	762,287	3,800	233,913	19.60	15.69	20.25

	1999	**1998**	**1997**
Net income as reported	$14,055	$10,900	$9,006
Pro forma net income	13,931	10,808	8,946
Basic earnings per share as reported	$ 1.30	$ .96	$ .78
Pro forma basic earnings per share	1.28	.95	.77
Diluted earnings per share as reported	1.28	.94	.76
Pro forma diluted earnings per share	1.27	.93	.76

In future years, the pro forma effect of not applying this Standard is expected to increase as additional options are granted.

Options exerciseable at year end are as follows:

	Number of options	**Weighted-average exercise price**
1997	296,618	$6.42
1998	304,467	6.85
1999	244,646	9.23

The weighted average remaining option life for outstanding options issued under the 1987 Stock Option Plan at year end 1999 is 4.3 years.

The weighted average remaining option life for outstanding options issued under the 1997 Stock Option Plan is 8.5 years at year end 1999.

For options granted during 1999 and 1998, the weighted-average fair values at grant date are as follows:

Options granted at market price	**1999**	**1998**
1997 Plan		
Nonqualified Stock Options-Immediate Vesting		
Exercise price	$20.25	$19.63
Fair value	1.90	1.78
Nonqualified Stock Options-Delayed Vesting		
Exercise price	$20.00	$19.63
Fair value	2.42	2.86

The Incentive Stock Options originally granted in 1998 were subsequently amended to nonqualified stock options in March of 1999.

The fair value of options granted during 1999, 1998 and 1997 is estimated using the following information:

	1999	1998	1997
1987 Plan			
Risk free interest rate	—	—	6.34%
Expected life	—	—	6 years
Expected volatility of stock price	—	—	6.32%
Expected dividends	—	—	2.98%
1997 Plan			
Nonqualified Stock Options-Immediate Vesting			
Risk free interest rate	5.40%	5.61%	6.34%
Expected life	3 years	3 years	3 years
Expected volatility of stock price	8.35%	7.17%	5.89%
Expected dividends	1.98%	2.25%	2.61%
Nonqualified Stock Options-Delayed Vesting			
Risk free interest rate	4.96%	5.82%	—
Expected life	6 years	6 years	—
Expected volatility of stock price	7.40%	6.92%	—
Expected dividends	2.47%	2.69%	—

Note 11 — Other Operating Expenses

Other operating expenses are summarized as follows:

	Years ended December 31,		
	1999	1998	1997
FDIC deposit insurance	$ 242	$ 137	$ 132
Ohio franchise and other taxes	775	774	721
Stationery, supplies and postage	965	1,044	1,042
Marketing expense	1,006	824	611
Contributions	111	480	198
Professional fees	1,164	928	994
Intangible amortization	997	1,006	1,014
Other expenses	3,310	3,349	2,965
Total other operating expenses	$8,570	$8,542	$7,677

Note 12 — Income Taxes

Income taxes consist of the following:

	Years ended December 31,		
	1999	1998	1997
Current tax expense	$ 8,597	$6,278	$5,441
Deferred tax benefit	(1,065)	(588)	(644)
Total income taxes	$ 7,532	$5,690	$4,797

The sources of gross deferred tax assets and gross deferred tax liabilities are as follows at December 31:

	1999	1998	1997
Items giving rise to deferred tax assets:			
Allowance for loan losses in excess of tax reserve	$4,637	$ 3,951	$ 3,281
Postretirement benefits	561	532	502
OREO writedown	94	97	94
Deferred compensation	381	252	421
Intangible amortization	440	364	270
Other	184	92	186
Items giving rise to deferred tax liabilities:			
Depreciation	(869)	(880)	(870)
Deferred loan fees and costs	(206)	(178)	(278)
Loan basis from acquisition	(160)	(202)	(263)
FHLB stock	(813)	(630)	(443)
Pension	(19)	(149)	(231)
Unrealized gain on securities available for sale	(518)	(1,230)	(1,926)

Other	(3)	(87)	(95)
Net deferred tax asset	$3,709	$ 1,932	$ 648

Based on prior taxes paid, the deferred tax asset is more likely than not to be realized.

The difference between the provision for income taxes and amounts computed by applying the statutory income tax rate of 35% for 1999 and 1998 and 34% for 1997 to income before taxes is as follows:

	Years ended December 31,		
	1999	**1998**	**1997**
Income taxes computed at the statutory tax rate on pretax income	$7,555	$5,807	$4,693
Add tax effect of:			
Tax-exempt income	(42)	(50)	(80)
Other	19	(67)	184
Total income taxes	$7,532	$5,690	$4,797

Taxes attributable to securities gains approximated $1,448 in 1999, $278 in 1998 and $7 in 1997.

Note 13 — Commitments and Contingencies

Reserve Requirements: The Corporation’s subsidiary bank is required to maintain approximately $5,678 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve requirements at December 31, 1999. These funds do not earn interest.

Financial Instruments with Off-Balance-Sheet Risk: The Corporation is a party to financial instruments in the normal course of business to meet the financial needs of its customers. The contract or notional amounts of these instruments are not included in the consolidated financial statements. The exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to make loans is represented by the contractual amounts of these instruments. The Corporation does not anticipate any material

losses from these transactions. The contract or notional amounts of these instruments on December 31, are as follows:

	1999	1998
Fixed rate commitments to extend credit	$ 66,916	$ 49,318
Variable rate commitments to extend credit	155,598	135,342
Variable rate standby letters of credit and financial guarantees	17,848	16,272
Interest rate swaps— notional amount	16,577	20,805

The amounts above represent contracts entered into by the Corporation, net of amounts participated to other financial institutions.

The Corporation uses the same credit policies in extending commitments and letters of credit and financial guarantees as it does for on-balance-sheet financial instruments. The Corporation controls its exposure to loss from these agreements through credit approval processes and monitoring procedures. Letters of credit and commitments to extend credit are generally issued for one year or less. The total commitment amounts do not necessarily represent future cash disbursements, as many of the commitments expire without being drawn upon. The Corporation may require collateral in extending commitments, which may include cash, accounts receivable, securities, and real or personal property.

Interest Rate Swap: The Corporation has entered into two agreements to assume variable interest payments in exchange for fixed interest payments (interest rate swaps). The notional amounts of the interest rate swaps do not represent amounts exchanged by the parties. The amounts exchanged are determined by reference to the notional amounts and the other terms of the interest rate swaps. The following table summarizes the terms of each swap in effect at December 31, 1999:

	Swap #1	Swap #2
Notional amount	$1.2 million	$15.4 million
Final expiration	Nov. 20, 2000	June 18, 2003
Variable rate in effect December 31, 1999	6.10%	6.14%
Fixed rate	2.88%	5.86%
Market Value, December 31, 1999	$ 25	$ 324

Variable interest payments received are based on the three month LIBOR rate which is adjusted on a quarterly basis. The expense from these agreements in 1999 was approximately $62. In 1998 and 1997, income from these agreements was approximately $58 and $126, respectively, all of which were included in interest income.

Contingencies: The nature of the Corporation’s business results in a certain amount of litigation. Management, after reviewing with counsel all actions and proceedings pending against or involving UNB Corp. and its subsidiaries, considers that the aggregate liability or loss, if any, resulting from them will not be material to the Corporation’s consolidated financial position.

Note 14 — Dividend and Regulatory Capital Requirements

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the subsidiary Bank to the Corporation is subject to restrictions by regulatory authorities. These restrictions generally limit dividends to the current and prior two year’s retained earnings. At December 31, 1999, approximately $12,609 of the Bank’s retained earnings were available for dividends to the Corporation under these guidelines. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation’s regulatory capital requirements and minimum regulatory guidelines. These restrictions do not presently limit the Corporation from paying normal dividends.

The Corporation and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

	Capital to risk-weighted assets		Tier 1 capital to average assets
	Total	**Tier 1**	
Well capitalized	10%	6%	5%
Adequately capitalized	8%	4%	4%
Undercapitalized	6%	3%	3%

At year-end, actual capital levels (in millions) and minimum required levels are:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
1999						
Total capital (to risk weighted assets)						
Consolidated	$77.2	10.4%	$59.5	8.0%	$74.4	10.0%
Bank	$76.0	10.3%	$58.8	8.0%	$73.5	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	$66.5	8.9%	$29.7	4.0%	$44.6	6.0%
Bank	$59.7	8.1%	$29.4	4.0%	$44.1	6.0%
Tier 1 capital (to average assets)						
Consolidated	$66.5	7.0%	$37.9	4.0%	$47.4	5.0%
Bank	$59.7	6.4%	$37.6	4.0%	$47.0	5.0%
1998						
Total capital (to risk weighted assets)						
Consolidated	$73.4	11.5%	$51.2	8.0%	$64.0	10.0%
Bank	$64.2	10.1%	$50.8	8.0%	$63.4	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	$65.4	10.2%	$25.6	4.0%	$38.4	6.0%
Bank	$49.2	7.8%	$25.4	4.0%	$38.1	6.0%
Tier 1 capital (to average assets)						
Consolidated	$65.4	7.4%	$35.3	4.0%	$44.1	5.0%
Bank	$49.2	5.7%	$34.6	4.0%	$43.3	5.0%

The Corporation and Bank at year-ends 1999 and 1998 were categorized as well capitalized.

Note 15 — Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and short-term investments — For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities — For investment securities and mortgage backed securities, fair values are based on quoted market prices or dealer quotes.

Loans — The fair value of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit liabilities — The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

Interest Rate Swaps — The fair value of the interest rate swap reflects the amount that the Corporation would receive or pay to terminate the swap at the reporting date based on a dealer quote.

Below are the estimated fair values of the Corporation's financial instruments at December 31, 1999 and 1998, respectively:

	1999 Carrying Value	Estimated Fair Value	1998 Carrying Value	Estimated Fair Value
Financial assets:				
Cash equivalents	$ 48,354	$ 48,354	$ 28,195	$ 28,195
Short-term investments	568	568	12,854	12,854
Securities	133,677	133,679	134,449	134,479
Loans, net	762,317	752,609	667,033	697,982
Accrued interest receivable	4,689	4,689	4,510	4,510
Financial liabilities:				
Demand and savings deposits	(385,649)	(385,649)	(396,205)	(396,205)
Time deposits	(378,585)	(377,686)	(289,289)	(292,134)
Repurchase agreements	(65,189)	(65,205)	(59,156)	(59,156)
Other short-term borrowings	(8,918)	(8,918)	(2,155)	(2,155)
FHLB advances	(45,713)	(45,621)	(41,404)	(43,091)
Bank borrowings	(8,500)	(8,500)	—	—
Accrued interest payable	(3,342)	(3,342)	(3,020)	(3,020)
Off-balance-sheet instruments:				
Commitments to extend credit	222,514	222,514	184,660	184,660
Standby letters of credit	17,848	17,848	16,272	16,272
Interest rate swaps	—	349	—	(322)

Note 16 — Parent Company

Condensed financial information of UNB Corp. (parent company only) follows:

CONDENSED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998

(in thousands of dollars)	1999	1998
Assets		
Cash and cash equivalents	$ 1,376	$ 5,162
Interest bearing deposits in subsidiary bank	—	45
Marketable equity securities	5,051	7,080
Investment in subsidiaries, at equity in underlying value of net assets	62,652	54,031
Other assets	5,614	5,411
Total assets	$74,693	$71,729
Liabilities and shareholders' equity		
Long-term borrowings	$ 4,000	—
Other liabilities	19	$ 27
Total liabilities	4,019	27
Shareholders' equity	70,674	71,702
Total Liabilities and Shareholders' Equity	$74,693	$71,729

CONDENSED STATEMENTS OF INCOME
FOR THE THREE YEARS ENDED DECEMBER 31, 1999
(in thousands of dollars)

	1999	1998	1997
Income			
Cash dividends from subsidiary	$ 5,650	$ 4,500	$7,000
Interest on deposits in subsidiary bank	2	2	6
Dividends on marketable equity securities	114	147	106
Interest on securities and mortgage-backed securities	8	253	222
Income on subordinated debt	420	707	780
Other interest income	—	—	5
Investment securities gains	4,127	789	5
Miscellaneous income	10	—	—
Total income	10,331	6,398	8,124
Expenses			
Other expenses	656	406	278
Total expenses	656	406	278
Income before federal income taxes and equity in undistributed net income of subsidiaries	9,675	5,992	7,846
Federal income tax expense	1,381	482	258
Income before equity in undistributed net income of subsidiaries	8,294	5,510	7,588
Equity in undistributed net income of subsidiaries	5,761	5,390	1,418
Net income	$14,055	$10,900	$9,006

CONDENSED STATEMENTS OF CASH FLOWS
FOR THE THREE YEARS ENDED DECEMBER 31, 1999
(in thousands of dollars)

	1999	1998	1997
Cash flows from operating activities:			
Net income	$14,055	$ 10,900	$ 9,006
Equity in undistributed net income of subsidiaries	(5,761)	(5,390)	(1,418)
Net securities gains	(4,127)	(789)	—
Other, net	(112)	206	280
Net cash from operating activities	4,055	4,927	7,868
Cash flows from investing activities:			
Net (increase) / decrease in interest bearing deposits in subsidiary bank	45	392	(399)
Proceeds from sale and maturities of securities	6,293	23,400	10,095
Investment in subsidiary bank subordinated note	—	6,000	—
Capitalization of United Insurance Agency, Inc	—	(100)	—
Capitalization of United Banc Financial Services, Inc	—	—	(500)
Additional capitalization of United National Bank & Trust Co	(4,000)	—	—
Liquidation of United Credit Life Insurance Company	—	—	457
Purchase of securities	(419)	(15,925)	(13,709)
Net cash from investing activities	1,919	13,767	(4,056)
Cash flows from financing activities:			
Cash dividends	(5,093)	(4,151)	(3,762)
Proceeds from shares issued through dividend reinvestment	—	—	133
Treasury stock purchased	(9,557)	(11,582)	(4,873)
Treasury stock sold and issued for stock options	890	1,404	1,926
Proceeds from issuance of stock	—	66	189
Proceeds from bank borrowing	4,000	—	—
Net cash from financing activities	(9,760)	(14,263)	(6,387)
Net change in cash and cash equivalents	(3,786)	4,431	(2,575)
Cash and cash equivalents at beginning of year	5,162	731	3,306
Cash and cash equivalents at end of year	$ 1,376	$ 5,162	$ 731

Note 17 — Other Comprehensive Income

Other comprehensive income components and related taxes for the years ended December 31, are as follows:

	1999	1998	1997
Unrealized holding gains (losses) on available for sale securities	$ 2,102	$(1,445)	$3,910
Less reclassification adjustment for gains (losses) later recognized in income	4,137	793	22
Net unrealized gains (losses)	(2,035)	(2,238)	3,888
Tax effect	(712)	(783)	1,322
Other comprehensive income	$(1,323)	$(1,455)	$2,566

Note 18 — Pending Accounting Changes

Recent pronouncements by the Financial Accounting Standards Board (“FASB”) will have an impact on financial statements issued in current or subsequent periods. Set forth below are summaries of such pronouncements.

In June 1998, the FASB issued SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 addresses the accounting for derivative instruments and certain derivative instruments embedded in other contracts, and hedging activities. The statement standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This statement is effective for all fiscal years beginning after June 15, 2000.

This statement is not expected to have a material effect on the Corporation’s consolidation financial position or results of operation.

Note 19 — Quarterly Financial Data (Unaudited)

The following is a consolidated summary of quarterly information:

	In thousands (except for per share data) Quarters Ended			
	March 31	**June 30**	**September 30**	**December 31**
1999				
Interest income	$16,280	$16,686	$17,463	$18,449
Net interest income	9,131	9,335	9,474	9,498
Provision for loan losses	730	558	561	576
Net income	4,522	3,327	3,397	2,809
Earnings per common share:				
Basic	0.41	0.31	0.32	0.26
Diluted	0.40	0.30	0.31	0.26
1998				
Interest income	$16,052	$16,371	$16,907	$16,675
Net interest income	8,675	8,777	9,043	8,927
Provision for loan losses	691	445	325	1,287
Net income	2,581	2,959	3,086	2,274
Earnings per common share:				
Basic	0.23	0.26	0.27	0.20
Diluted	0.22	0.25	0.27	0.20
1997				
Interest income	$15,378	$15,649	$15,948	$16,387
Net interest income	8,134	8,292	8,064	8,550
Provision for loan losses	675	675	887	692
Net income	2,233	2,408	2,101	2,264
Earnings per common share:				
Basic	0.19	0.21	0.18	0.20
Diluted	0.19	0.20	0.18	0.19

Report of Management

The management of UNB Corp. is responsible for preparing financial statements and establishing and maintaining effective internal controls over financial reporting presented in conformity with both generally accepted accounting principles and the Federal Financial Institutions Examination Council instructions for Consolidated Reports of Condition and Income (call report instructions). The internal control system contains monitoring mechanisms, and actions are taken to correct deficiencies and safeguard assets.

The objective of an internal control structure is to provide reasonable, but not absolute, assurance as to the integrity and reliability of financial statements. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls; therefore, the effectiveness of an internal control system may vary over time.

Management assessed the Corporation's internal controls over financial reporting presented in conformity with both generally accepted accounting principles and call report instructions as of December 31, 1999. This assessment was based on criteria for effective internal control over financial reporting described in Statement on Auditing Standards No. 78 "Internal Control in a Financial Statement Audit" issued by the Auditing Standards Board of the American Institute of Certified Public Accountants. Based on this assessment, management believes that as of December 31, 1999, UNB Corp. maintained effective internal controls over financial reporting presented in conformity with both generally accepted accounting principles and call report instructions.

/s/ Roger L. Mann
Roger L. Mann
President and Chief Executive Officer,
UNB Corp. Chief Executive Officer,
United National Bank & Trust Co.

/s/ Charles J. Berry
Charles J. Berry
Senior Vice President and Chief Financial Officer
United National Bank & Trust Co.

Report of Independent Auditors

[CROWE CHIZEK LOGO]

Board of Directors and Shareholders
UNB Corp., Canton, Ohio

We have audited the accompanying consolidated balance sheets of UNB Corp. as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of UNB Corp. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP
Cleveland, Ohio,
January 21, 2000

LEADERSHIP

UNB Corp. Board of Directors

Donald W. Schneider [PHOTO]
Chairman of the Board
Chairman and Chief Executive
Officer, Schneider Lumber Co.

E. Lang D'Atri [PHOTO]
Vice Chairman of the Board
Attorney at Law, Zollinger, D'Atri,
Gruber, Thomas & Co.

Louis V. Bockius III [PHOTO]
Chairman, Bocko, Inc.

Robert J. Gasser [PHOTO]
President,
John Gasser & Son Jewelers

Nan B. Johnston [PHOTO]
Director/Clerk-Treasurer,
Stark County District Library

Harold M. Kolenbrander, Ph.D. [PHOTO]
President, Mount Union College

Russell W. Maier [PHOTO]
Retired Chairman and
Chief Executive Officer,
Republic Engineered Steels, Inc.

Robert L. Mang [PHOTO]
Retired President and
Chief Executive Officer,
UNB Corp. and
United National Bank & Trust Co.

Roger L. Mann [PHOTO]
President & Chief Executive Officer,
UNB Corp.
Chief Executive Officer,
United National Bank & Trust Co.

James A. O'Donnell [PHOTO]
Retired President,
United National Bank & Trust Co.

E. Scott Robertson [PHOTO]
President, Co-Owner,
Robertson Heating Supply Co.

Marc L. Schneider [PHOTO]
President and
Chief Operating Officer,
Schneider Lumber Co.

Abner A. Yoder [PHOTO]
Chief Executive Officer and
Chairman of the Board,
Stark Truss Co.

Edgar W. Jones, Jr.
President,
Hal Jones Construction Co.
Photo not available.

Honorary Directors Emeriti

F.E. Henry III • Thomas C. Lavery • John D. Regula • James P. Rodman • W.W. Steele, Jr.
Joseph J. Sommer • George N. Swallow

LEADERSHIP

Community Advisory Boards

ALLIANCE
Carol A. Barnett, Chair
Carol L. Cardinal
W. Jeffrey Egli
Richard L. Elliott
Bradley Goris
Mark M. Henschen
Thomas C. Lavery
David C. McAlister
Richard C. Sherer
George K. Weimer, Jr.

BEACH CITY/
BREWSTER
John D. Regula, Chair
Robert W. Andrews
Thomas J. Andrews
Dorothy G. Beals
Marion Belloni
Priscilla J. Cunningham
Lee W. Foster, Jr.
Luke W. Grabill
Charles B. Hawk
Milo J. Miller
Thomas Riegler
C. Waid Spidell
George F. Stertzbach
David E. Stucki
John A. Yoder

CANAL FULTON
George C. Mizarek, Chair
Corita C. Childs
Louis A. DiStefano
Benjamin R. Easterling
Gary D. Radabaugh
Sherry L. Ringler
Charles M. Schwendiman
Glen E. Swigart
John H. Workman

LAKE TOWNSHIP
George N. Swallow, Chair
E. Lang D'Atri
Edmond J. DiGiacomo
Rosalee Haines
Daniel K. Hanlon
Edward W. Heisler
Hall B. Miles, III
Howard Miller, Jr.
Christian D. Ramsburg
Lynn E. Stuhldreher
David A. Vanderkaay
Barbara K. Wentz
Jeffrey W. Zellers

MASSILLON
Randall A. Hutsell, Chair
Deborah J. Bachtel
Marilyn L. Fogle
Robert J. Groenke, Jr.
Melville Herncane
Nancy A. Johnson
Jacque E. Jones
Richard G. Leffler, Jr.
Mark R. Percival
James D. Snively
Walter J. Telesz, M.D.
Robert K. Yund

GREEN
Paul L. Miller, Chair
Keith R. Anstine
Boyd C. Elliott
Craig A. Greenlee
Betty J. Konen
Robert E. Olson
Rosalie H. Swickard
John F. Warmus

WAYNE COUNTY
Bryan K. Fehr, Chair
William F. Anfang
Jerry L. Clark
Janet D. Conrad
James A. Howey
David C. Knowlton
Roger S. Redman, D.V.M.
Robert D. Rogers

LEADERSHIP

MANAGEMENT

UNB CORP
Roger L. Mann
President,
Chief Executive Officer

[PHOTO]

James J. Pennetti
Vice President, Corporate Treasurer

Robert M. Sweeney
Corporate Secretary

CORPORATE AUDIT/
COMPLIANCE/SECURITY
Robert L. Young
Vice President
Risk Management Group

SECURITY/COMPLIANCE
Duane J. Shamp
Fraud Investigation Officer

UNITED BANC
FINANCIAL SERVICES, INC.
Roger L. Mann
President,
Chief Executive Officer
Scott E. Dodds
Executive Vice President
Charles J. Berry
Treasurer
James J. Pennetti
Secretary
Jeffrey H. McHenry
Sales Officer
Todd R. Turner
Consumer Production Officer

UNITED INSURANCE AGENCY, INC
Roger L. Mann
President, Chief Executive Officer

UNITED NATIONAL BANK & TRUST CO.
Roger L. Mann
Chief Executive Officer

COMMERCIAL
GROUP

[PHOTO]

Leo E. Doyle
Executive Vice President

AIRCRAFT FINANCE GROUP
Stephan C. Asper
Vice President
COMMERCIAL LENDING
Richard F. Kress
Vice President
Ronald P. Dezenzo
Vice President
Jeffrey A. Ferry
Vice President
Robert P. Nelson
Vice President
William F. Schumacher
Vice President

Edward C. Koch
Assistant Vice President
Stefan J. Garcia
Assistance Vice President
Randall W. Geis
Assistant Vice President
PRIVATE BANKING
David M. Roberts
Vice President

LEADERSHIP

MANAGEMENT

CREDIT AND LOAN
ADMINISTRATION GROUP

CREDIT ADMINISTRATION
Vicki L. Williamson
Credit Officer

LOAN REVIEW
Paul J. Durbak, Jr.
Assistant Vice President

FINANCIAL
GROUP

Charles J. Berry [PHOTO]
Senior Vice President,
Chief Financial Officer

ACCOUNTING
Loretta M. Higgins
Vice President

Renee K. Wood
Accounting Officer

ASSET AND LIABILITY MANAGEMENT
Vanessa M. Richards
Vice President

Raymond Hannan
Investment Operations Officer

METHOD ANALYST

Sheldon F. Everhart
Vice President

HUMAN
RESOURCES GROUP

Jerilynn Ferguson [PHOTO]
Senior Vice President

Barbara M. Heinricher
Assistant Vice President

MARKETING GROUP

Stephen J. Badman
Vice President

Sarah E. McIntosh
Marketing Officer

RETAIL LENDING
GROUP

Scott E. Dodds [PHOTO]
Executive Vice President

Monica J. Graves
CRA Officer

Michele R. Harris
Operations Officer

DIRECT LENDING
Arthur S. Marangi
Assistant Vice President

INDIRECT LENDING
Todd R. Turner
Consumer Production Officer

RETAIL UNDERWRITING
Paul E. Ibsen
Consumer Loan Officer

RETAIL GROUP

James J. Pennetti [PHOTO]
Executive Vice President

ADMINISTRATIVE SERVICES
John J. Kennedy
Vice President

LEADERSHIP

MANAGEMENT

DEPOSIT OPERATIONS

Rebecca A. Geis
Vice President

Betsy J. Cinson
Operations Officer

INFORMATION SYSTEMS

Robert J. Blackburn
Vice President

Richard D. Gamary
Assistant Vice President

Eileen G. Halter
Assistant Vice President

William J. Holland
Information Systems Officer

LOAN OPERATIONS

Paula J. Lightbody
Vice President

Christopher L. Gemma
Collections Officer

RETAIL SALES AND SERVICE

Derek G. Williams
Vice President

Cynthia S. Griffith
Assistant Vice President

BUSINESS BANKING

Charleen A. Davidson
Assistant Vice President

Dan M. Friedman
Assistant Vice President

Dan E. Young
Business Banking Officer

Michelle L. Del Rio
Electronic Banking Officer

Catherine Dluzyn-Hegarty
Electronic Banking Officer

Kathleen J. Tripp
Personal Banking Officer

TRUST SERVICES
GROUP

Robert M. Sweeney [PHOTO]
Executive Vice President

Robert J. Barnes
Vice President, Managing Officer, Trust Investments

Philip L. Francis
Vice President, Managing Officer, Alliance

James H. Rutledge
Vice President, Managing Officer, Personal Trusts

Linda M. Zaleski
Vice President, Employee Benefits

J. Michelle Leasure
Assistant Vice President, Personal Trust Officer

Richard J. Reiland, Jr.
Assistant Vice President,
Employee Benefits Trust Officer

Sharon A. Bing
Trust Operations Manager

Connie S. Brodzinski
Personal Trust Officer

Rebecca S. Eberle
Personal Trust Officer

Paul D. Guerra
Business Development Officer

Jeffrey D. Roberts
Trust Tax Officer

Kevin E. Sembach
Trust Investment Officer

Locations

UNITED BANK FINANCIAL CENTERS

Alliance
Mount Union Office
Velma A. Traphagen
Assistant Vice President
Sales and Service Officer

Brewster
Brewster Office
Ruth M. Wisselgren
Assistant Vice President
Sales and Service Officer

Canal Fulton
Canal Fulton Office
Tracy A. Murray
Sales and Service Officer

Canton
34th & Cleveland Office
Scott H. Berkeley
Sales and Service Officer

Hillsdale Office
Terri L. King
Sales & Service Officer

Lake Cable Office
Patricia A. Hoopes
Assistant Vice President
Sales & Service Officer

NewMarket Office
Karen J. Mathes
Sales and Service Officer

Raff/West Tusc. Office
Deborah J. Miller
Assistant Vice President
Sales & Service Officer
Joyce A. Midkiff
Operations Officer

Rotunda Office
Tanzia R. Reynolds
Sales & Service Officer

Hartville
Hartville Office
Julie Schlemmer
Sales and Service Officer

Massillon
Amherst Office
Kriste L. Brown
Sales and Service Officer

Downtown Office
Jayne A. Ferrero
Sales and Service Officer

Perry Office
Ruth A. Patterson
Sales and Service Officer

North Canton
North Canton Office
Toni L. Carpenter
Sales and Service Officer

Portage and Frank Office
Toni L. Carpenter
Sales and Service Officer

UNITED BANK FINANCIAL MARKETPLACES

Alliance
Alliance Wal*Mart Office
R. Steven Drabick
Sales and Service Officer

Green
Green Giant Eagle Office
Melissa M. Way
Sales and Service Officer

Wooster
Wooster Wal*Mart Office
Stacy S. Radabaugh
Sales and Service Officer

UNITED BANK DRIVE — UP BANKING CENTERS

Massillon
Wales Square Office
Kriste L. Brown
Sales and Service Officer

North Canton
Belden Village Office
Toni L. Carpenter
Sales and Service Officer

UNITED BANK TELEPHONE BANKING CENTER
Elizabeth M. Carr
Telephone Banking Center Officer

UNITED BANK AIRCRAFT FINANCE OFFICES

Akron/Canton Airport
O. Brad Palmer
Regional Sales Representative

Sacramento, CA
Craig A. Richardson
Regional Sales
Representative

Orlando, FL
David R. Madden
Regional Sales
Representative

Wichita, KS
Stephan C. Asper
Vice President
Regional Sales
Representative

UNITED BANC FINANCIAL SERVICES

Canton
Whipple Avenue Office
Jeffrey H. McHenry
Sales Officer

Green
Green Office
Jeffrey H. McHenry
Sales Officer

North Canton
Portage & Frank Office
Todd R. Turner
Consumer Production
Officer

UNB CORP.

Corporate Information

CORPORATE OFFICES

UNB Corp.
220 Market Avenue South
Canton, Ohio 44702
(330) 438-1118 or (800) 773-4862 ext. 1118

STOCK EXCHANGE

Shares of UNB Corp. common stock are traded on the Nasdaq National Market under the listing UNBO.

TRANSFER AGENT AND REGISTRAR

United National Bank & Trust Co. acts as Transfer Agent and Registrar for UNB Corp. Questions on change of ownership, total shares owned, consolidation of accounts and other such matters should be sent to:

United National Bank & Trust Co.
Attn: Investment Dept.
P.O. Box 24190
Canton, Ohio 44701
(330) 438-1206
(800) 773-4862 ext. 1206
E-mail: shareholderrelations@united-bank.com

INDEPENDENT AUDITORS

Crowe, Chizek and Company LLP, Cleveland, Ohio, is the independent public accounting firm for UNB Corp.

ANNUAL MEETING

The annual meeting of shareholders will take place Tuesday, April 18, 2000, at 12:30 p.m. at the Canton Hilton, 320 Market Avenue South, Canton, Ohio.

FORM 10-K

UNB Corp.'s Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1999, is available to shareholders upon written request to the Investor Relations Department at the Corporate Offices or by visiting the Securities and Exchange Commission's (SEC) web site at www.sec.gov.

COMPANY NEWS

You can get news about UNB Corp. and its subsidiaries by clicking on corporate news on our home page. If you do not have Internet access, you can call 1-800-758-5804 and request a press release. When you call, you will need the Company's six-digit extension number, #127633.

INVESTOR RELATIONS

Investors requesting financial information or with questions about UNB Corp. may contact:

James J. Pennetti
Executive Vice President
(330) 438-1118
(800) 773-4862 ext. 1118

INTERNET

Information on UNB Corp. is available at our World Wide Web site at the following address: www.unbcorp.com

SHAREHOLDERS

As of January 31, 2000, the Corporation had 1,516 shareholders of record and an estimated 1,435 additional

beneficial holders whose stock was held in nominee name.